Exhibit 99.1

[NYMOX logo]

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its audited financial statements for its fiscal year ended December 31, 2009.

On January 13, Nymox announced the release of positive clinical trial data from the Company’s most recent multi-center U.S. studies of NX-1207, indicating durable benefits from Nymox’s innovative drug treatment for benign prostatic hyperplasia (BPH). In all available and eligible patients assessed at 12 months post-treatment, more than seven times as many positive responses to treatment were documented in patients who received the NX-1207 therapeutic dose as compared to patients who received the comparator finasteride (finasteride is an approved drug for BPH). In the study, positive response was defined as a 9 point or more BPH Symptom Score improvement without any subsequent BPH treatments of any kind, and corresponded to a minimum 37.5% improvement in BPH symptoms. The difference in response rate between NX-1207 and the comparator was statistically significant (p=.01). The range of improvement in individual patients who received NX-1207 and were categorized as responders was 37.5% to 93% reduction in symptoms. Overall, 76.7% of subjects who received a single dose of NX-1207 reported no further BPH treatment after 12 months (p=.01).

NX-1207 has been shown to reduce the signs and symptoms of BPH, producing improvements which reached statistical significance compared to double-blinded placebo and study controls. A single administration of NX-1207 2.5 mg produced on average improvements in the standardized BPH symptom score that were approximately double that reported for currently approved BPH drugs. NX-1207 involves a new targeted approach to the treatment of BPH. The drug is administered by a urologist in an office setting directly into the zone of the prostate where the enlargement occurs. The injection takes only a few minutes and involves little or no pain or discomfort. NX-1207 thus far has not been found to have the sexual, blood pressure, or other side effects of the approved drugs.

In the initial study, mean improvement in the NX-1207 Intent-to-Treat group at 90 days was 9.71 points (p=.001). This treatment benefit compares favorably to the mean symptom score improvement typically found after 3 months for currently approved BPH medications such as alpha blockers and 5 alpha reductase inhibitors (in the 3 to 5 point range). Unlike currently approved BPH medications, NX-1207 treatment does not require the patient to take pills daily for the rest of his life. Currently approved drugs have many side effects such as impotence, loss of libido, retrograde ejaculation, dizziness, and weakness.

On February 18, Nymox announced that the Company had recently concluded a positive and productive EOP2 meeting with the FDA concerning the Phase 3 program for NX-1207. The pivotal Phase 3 trials for NX-1207 that are being undertaken incorporate the specific protocol design recommendations provided to the Company by the FDA. The Phase 3 studies for NX-1207 are being conducted at well known investigational sites across the U.S.

On February 24, Nymox announced positive results from a long term outcome study of NX-1207. The study evaluated symptomatic progress of U.S. patients involved in the Company’s two initial 2003 Phase 1-2 studies of NX-1207. Patients treated with NX-1207 were followed-up on an unselected and as available basis and assessed for symptomatic improvement, treatment outcomes, and durability of efficacy 64 months after treatment. Data was available for 75% of the subjects in the initial studies. Overall, 67% of the patients in the new outcome study treated with NX-1207 reported no current drug treatment for their BPH and had a mean improvement of 11 points in AUA Symptom Score. In addition, 46% of the patients reported no other approved treatments at any time for their BPH since their original treatment with NX-1207, with a mean improvement of 13 points. This sustained improvement in BPH symptom score after NX-1207 treatment compares favorably to the 3.5 to 5 points reported in published studies of currently approved BPH drugs.

On April 21, Nymox announced that NX02-0017, the first Phase 3 U.S. clinical trial for NX-1207 had been given Investigational Review Board approval to begin. The Company is undertaking 2 pivotal Phase 3 U.S. clinical trials for NX-1207, with a total of 1000 patients. On May 5, Nymox reported that NX02-0018, the second Phase 3 U.S. clinical trial for NX-1207, had begun screening and enrolment of patients. The protocol and patient materials for Trials NX02-0017 and NX02-0018 have been officially approved by the Investigational Review Board.

The Phase 3 trials for NX-1207 will test the safety and efficacy of the drug treatment of BPH as compared to placebo. Efficacy will be determined by symptomatic improvement, using the American Urological Association BPH Symptom Index, which measures the severity of the irritative and obstructive urinary symptoms of BPH, including frequency, urgency, intermittency, hesitancy, sensation of incomplete voiding, weak stream, and nocturia. The trials will also investigate the drug's effect on prostate volume, urinary maximum flow rate, and several other pertinent measurements.

Results of 7 follow-up studies of available subjects from NX-1207 clinical trials have provided evidence of durable benefits from NX-1207 treatment for up to 5 years from the date of treatment. The Company announced statistically significant improvement compared to placebo in a 22 to 33 month follow-up study of 93 patients treated with NX-1207 at 17 U.S. clinical trial sites. Results in that study showed that patients at follow-up without any other treatment for BPH had a mean of 11.3 points BPH Symptom Index reduction, which represents a 47% improvement in symptoms from before treatment.

On August 26, Nymox announced that NX-1207 has been shown to produce strongly positive results when given to animals with hepatocellular carcinoma (HCC). In the experimental studies, the cancers were significantly reduced in size after 2 local injections of NX-1207. The rodents in the studies had transplanted human HCC, a standard model for cancer research. These animals had an average tumor burden reduction of close to 50% after 20 days. The NX-1207 used in these studies is a higher dosage from that of NX-1207 used to treat benign prostatic hyperplasia (BPH). The Company intends to advance NX-1207 into human clinical trials for the treatment of HCC.

There is a large unmet need for new treatments for HCC, the cause of about 90% of primary liver cancer cases in adults. Worldwide, primary liver cancer is the sixth most common cancer but because of very poor survival rates is the third leading cause of cancer-related deaths. Each year more than 600,000 people are diagnosed with primary liver cancer and approximately 600,000 die of the disease. Liver cancer is most common in the Far East, with more than 400,000 cases diagnosed each year in China, South Korea, Japan and Taiwan. The incidence of HCC is increasing in the US and the EU, primarily due to HCC associated with hepatitis C infection, a major risk factor for the cancer.

On October 5, Nymox announced that a formal statistical analysis of double-blind clinical trial data from pooled subjects in Phase 2 clinical trials for NX-1207 confirmed that clinically significant benefits of a single NX-1207 treatment extend to 12 months or longer. The analysis pooled the results from double-blind follow-up studies involving 159 men treated with a single injection of either placebo or NX-1207. A statistically significant difference in standardized BPH symptom score improvement at mean 13.5 months after a single treatment was found between NX-1207 2.5 mg (the therapeutic dose of NX-1207) and placebo. The median improvement in BPH Symptom Score in subjects given a single injection of NX-1207 at 12 months was 9.0 points (p<.003).

On October 14, Nymox announced that NX-1207 had been shown to produce strongly positive and repeatable results in laboratory studies of human prostate cancer. In addition, local injection of NX-1207 showed activity in animals with transplanted human prostate carcinoma. The NX-1207 used in these studies is a different formulation and a much higher dosage from that of NX-1207 used to treat benign prostatic hyperplasia (BPH).

The Company intends to advance NX-1207 into human clinical trials for the focal treatment of localized prostate cancer.

Prostate cancer is the most common cancer in men. The American Cancer Society estimates that in 2009 alone an estimated 192,280 men in the U.S. will be newly diagnosed with prostate cancer and 27,360 will die from it. It is estimated that some 1.8 million American men are living with a diagnosis of prostate cancer. Approximately 90 percent of prostate cancers are confined to the prostate gland and thus potential candidates for localized treatment. Men diagnosed with localized prostate cancer face difficult choices ranging from watchful waiting (active surveillance) with no treatment to one of the several current methods of treatment most of which have side effects.

On November 23, Nymox announced the release of positive new clinical trial data from responder analysis of the Company’s pooled multi-center U.S. Phase 2 studies of NX-1207, indicating durable early responder benefits. The study concerned patients who reported a 6 point or better improvement in BPH Symptom Score improvement within a month of treatment (early responders). At follow-up (14 months on average post-treatment), proportionally there were over 4.3 times as many NX-1207 early responders who had maintained a 6 point or better improvement in symptom score and who did not require further BPH treatment of any kind as compared to placebo controls. Results were statistically significant (p<.001) and the data was obtained from all available and eligible patients assessed at up to 19 months post treatment.

Nymox wishes to thank our over 4,000 shareholders for your strong support. The Nymox team is enthusiastic about our pipeline of projects. We will be working diligently in the upcoming year for your Company.

/s/ Paul Averback MD
Paul Averback MD
President

March 11, 2010

CORPORATE INFORMATION

Directors & Corporate Officers

Paul Averback MD, DABP	- CEO, President and Chairman
Roy M. Wolvin	- CFO and Secretary-Treasurer
Jack Gemmell LLB	- General Counsel and Director
Brian Doyle BSc, MBA	- Senior Manager, Global Sales and Marketing
Randall Lanham Esq	- Director
Paul F. McDonald	- Director
Roger Guy MD	- Director
Prof. David Morse PhD	- Director

Auditors	KPMG LLP

Legal Counsel	Goodwin Proctor LLP
Osler, Hoskin & Harcourt LLP

Transfer Agent	Computershare Investor Services

Bankers	CIBC / Bank of America

Stock Exchange Listings	The NASDAQ Stock Market

Stock Trading Symbol	NASDAQ: NYMX

Operating Facilities	777 Terrace Avenue
Hasbrouck Heights, NJ, USA, 07604

9900 Cavendish Blvd.
St.-Laurent, PQ, Canada H4M 2V2

Website	www.nymox.com

E-mail	info@nymox.com

TABLE OF CONTENTS

Message to Shareholders	1
Corporate Information	3
Management's Discussion and Analysis	4
Management’s Report	13
Report of Independent Registered Public Accounting Firm	15
Report of Independent Registered Public Accounting Firm	16
Consolidated Balance Sheets	19
Consolidated Statements of Operations	20
Consolidated Statements of Shareholder’s Equity	21
Consolidated Statements of Cash Flows	22
Notes to Consolidated Financial Statements	23

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (MD&A) comments on the Corporation’s operations, performance and financial condition as at and for the years ended December 31, 2009, 2008 and 2007. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 11, 2010. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The audited Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a significant R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3. NX-1207 has shown positive results in several Phase 1 and 2 clinical trials in the U.S. The Corporation successfully completed a 43 site prospective randomized double-blinded placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized blinded clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Nymox reported positive results in six other follow-up studies of NX-1207 in BPH patients. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (EOP2) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well known investigational sites across the U.S. with planned enrollment of 1,000 patients. The Corporation is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. AlzheimAlert™ is an accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and of our Annual Information Form filed on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

  Our Clinical Trials for our Therapeutic Products in Development, such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

  Our Clinical Trials for our Therapeutic Products, such as NX-1207, May be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

  A Setback in Any of our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

  We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

  We Face Challenges in Developing, Manufacturing and Improving Our Products

  Our Products and Services May Not Receive Necessary Regulatory Approvals

  We Face Significant and Growing Competition

  We May Not Be Able to Successfully Market Our Products

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  We Face Potential Losses Due to Foreign Currency Exchange Risks

Critical Accounting Policies

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include a reconciliation to accounting principles generally accepted in the United States (see Canadian/US reporting differences in the Notes to the Consolidated Financial Statements). The Corporation’s functional and reporting currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition. There were no deferred revenues as at December 31, 2009 and 2008. Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

Valuation of Long-lived Assets

Property, equipment and intellectual property rights acquired are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Corporation reviews the unamortized balance of property, equipment and intellectual property rights, and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

  Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

  Significant negative industry or economic trends.

Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair value. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Corporation’s property, equipment or intellectual property rights acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Corporation’s financial position and results of operations.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The Corporation uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Corporation’s earnings.

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $14.8 million as of December 31, 2009, due to uncertainties related to our ability to utilize all of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

Results of Operations

Selected Annual Information	2009	2008	2007
Total revenues	$ 415,980	$ 428,409	$ 433,933
Net loss (i)	$ (5,130,074)	$ (4,637,103)	$ (5,746,149)
Loss per share (basic & diluted) (i)	$ (0.17)	$ (0.16)	$ (0.20)
Total assets (i)	$ 1,090,431	$ 749,879	$ 989,372

Quarterly Results	Q1 - 2009	Q2 - 2009	Q3 - 2009	Q4 - 2009
Total revenues	$ 96,226	$ 80,341	$ 71,904	$ 167,509
Net loss (i)	$ (1,004,259)	$ (1,220,152)	$ (1,362,840)	$ (1,542,823)
Loss per share (basic & diluted) (i)	$ (0.03)	$ (0.04)	$ (0.04)	$ (0.05)
	Q1 - 2008	Q2 - 2008	Q3 - 2008	Q4 - 2008
Total revenues	$ 105,521	$ 120,636	$ 82,357	$ 119,895
Net loss (i)	$ (1,347,116)	$ (1,048,780)	$ (1,318,293)	$ (922,915)
Loss per share (basic & diluted) (i)	$ (0.05)	$ (0.04)	$ (0.04)	$ (0.03)

(i) Net loss, loss per share (basic & diluted) and the total assets reflect the impact of the change in accounting policy as described in Note 3 (a) to the audited consolidated financial statements.

Results of Operations – 2009 compared to 2008

Net losses were $1,542,823, or $0.05 per share, for the quarter and $5,130,074, or $0.17 per share, for the year ended December 31, 2009, compared to $922,915 or $0.03 per share, for the quarter and $4,637,103 or $0.16 per share for the year ended December 31, 2008. The increase of the net loss for the quarter and for the year ended December 31, 2009 is mainly attributable to expenses relating to the launch of the Phase 3 clinical trial. The weighted average number of common shares outstanding for the year ended December 31, 2009 was 30,717,822 compared to 29,749,000 for the same period in 2008.

There are no non-recurring items during the year ended December 31, 2009. Refer to the Changes in Accounting Policies section for details on the adoption of CICA Handbook Section 3064 Goodwill and Intangible Assets.

Revenues

Revenues from sales amounted to $167,509 for the quarter and $415,980 for the year ended December 31, 2009, compared with $119,826 for the quarter and $426,675 for the year ended December 31, 2008. The increase for the quarter ended December 31, 2009 is due to an increase in the number of customers for NicAlert/TobacAlert in the US compared to the same period in 2008. The decrease for the year ended December 31, 2009 is due to a decrease in the sales of NicAlert/TobacAlert attributable to the current economic slowdown. The development of therapeutic candidates and moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $1,172,863 for the quarter and $3,183,134 for the year ended December 31, 2009, compared with $449,458 for the quarter and $2,500,154 for the year ended December 31, 2008. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. The increase in expenditures for the quarter and for the year compared to the same period last year is attributable to the increase in expenditures relating to the Phase 3 clinical trial. In 2009, research tax credits amounted to $139,915 compared to $111,243 in 2008 as a result of additional expenditures claimed for refundable tax credits in 2009 compared to 2008. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures amounted to $37,326 for the quarter and $138,396 for the year ended December 31, 2009, compared with $44,530 for the quarter and $187,868 for the year ended December 31, 2008. The decrease for the quarter and the year is primarily due to reduced expenditures year-to-date on publicity by approximately $22,000, and promotional activities by approximately $27,000 during 2009 with proportional reductions for the quarter. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses amounted to $182,024 for the quarter and $799,784 for the year ended December 31, 2009, compared with $267,311 for the quarter and $1,064,903 for the year ended December 31, 2008. The decrease for the quarter and for the year compared to 2008 is due primarily to reduced expenditures on shareholder relations and related activities by approximately $175,000, travel by approximately $30,000, salaries and professional fees by approximately $38,000 and insurance premiums by approximately $14,000 during 2009 with proportional reductions for the quarter. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

The Corporation accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In 2009, stock-based compensation costs of $815,280 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years, as well as costs of $269,884 relating to the issuance of new options to employees and directors of the Corporation. In 2008, stock-based compensation was $817,000 relating to the 2006 option grant mentioned above. An additional $108,220 was recorded in 2008 for options granted to the Corporation’s directors, and a consultant, and which were fully vested at the date of grant.

Foreign Exchange

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 76% of 2009 expenses (73% in 2008) was in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2009 or 2008.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – 2008 compared to 2007

Net losses were $922,915, or $0.03 per share, for the quarter and $4,637,103, or $0.16 per share, for the year ended December 31, 2008, compared to $1,390,041 or $0.05 per share, for the quarter and $5,746,149 or $0.20 per share for the year ended December 31, 2007. The decrease in net losses is attributable to a reduction in expenditures relating to clinical trials during this period. The weighted average number of common shares outstanding for the year ended December 31, 2008 was 29,749,000 compared to 29,005,342 for the same period in 2007.

Revenues

Revenues from sales amounted to $119,826 for the quarter and $426,675 for the year ended December 31, 2008, compared with $135,002 for the quarter and $412,923 for the year ended December 31, 2007. The decrease for the quarter is due to timing differences and the increase for the year is due to increases in the number of customers for NicAlert in the US in 2008 compared to 2007.

Research and Development

Research and development expenditures were $449,458 for the quarter and $2,500,154 for the year ended December 31, 2008, compared with $881,807 for the quarter and $3,536,314 for the year ended December 31, 2007. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. The decrease in expenditures for the quarter and the year is principally attributable to a reduction in expenditures relating to clinical trials during this period. For the year ended 2008, research tax credits amounted to $111,243 compared to $68,041 in 2007 as a result of additional expenditures claimed for refundable tax credits.

Marketing Expenses

Marketing expenditures amounted to $44,530 for the quarter and $187,868 for the year ended December 31, 2008, compared with $66,517 for the quarter and $236,395 for the year ended December 31, 2007. The decrease for the quarter and the year is due primarily to expenditures incurred for publicity and medical conferences in 2007, which were not repeated in 2008.

General and Administrative Expenses

General and administrative expenses amounted to $267,311 for the quarter and $1,064,903 for the year ended December 31, 2008, compared with $247,882 for the quarter and $970,919 for the year ended December 31, 2007. The increase for the quarter and the year is due to higher costs relating to compliance with United States securities laws, and in particular Section 404 of the Sarbanes-Oxley Act and related regulations, and to expenditures on investor meetings in 2008.

Stock-based Compensation

The Corporation accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In 2008, stock-based compensation costs of $817,000 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years. An additional $108,220 was recorded in 2008 for options granted to the Corporation’s directors and to a consultant, which were fully vested at the dates of grant. In 2007, stock-based compensation was $1,015,260 and included amounts for the options granted in 2006 and the last vesting of options granted to an employee in 2003, as well as amounts recorded for fully-vested options granted to the directors and to a consultant.

Contractual Obligations

Nymox has no financial obligations of significance other than long-term lease commitments and other operating leases as follows:

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$ 217,930	$ 217,930	$ 0	$ 0
Operating Leases	$ 42,067	$ 11,087	$ 27,926	$ 3,054
Total Contractual Obligations	$ 259,997	$ 229,017	$ 27,926	$ 3,054

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the balance sheet except for operating leases.

Contingency

In August 2009, a case involving the Corporation and a contractor filed in the California Superior Court in December 2008 was resolved to the satisfaction of all parties by mutual release and settlement agreement.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2009 or 2008.

Financial Position

Liquidity and Capital Resources

As of December 31, 2009, cash totaled $668,702 and receivables including tax credits totaled $342,169. In November 2008, the Corporation signed a common stock private purchase agreement, whereby an investor is committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 23, 2008. As at December 31, 2009, 8 drawings were made under this purchase agreement, for total proceeds of $4,105,000. On January 27, 2009, 70,225 common shares were issued at a price of $3.56 per share. On February 27, 2009, 65,789 common shares were issued at a price of $3.04 per share. On March 30, 2009, 117,845 common shares were issued at a price of $2.97 per share. On May 5, 2009, 132,312 common shares were issued at a price of $3.59 per share. On June 8, 2009, 213,415 common shares were issued at a price of $3.28 per share. On August 28, 2009, 62,921 common shares were issued at a price of $4.45 per share. On September 4, 2009, 274,600 common shares were issued at a price of $4.37 per share. On December 10, 2009, 148,064 common shares were issued at a price of $4.39 per share.

The Corporation negotiated a new agreement with the same investor on November 2, 2009, which became effective December 10, 2009, under the same terms and conditions of the previous agreement. The Corporation can draw down $15,000,000 over 24 months under the new agreement. At December 31, 2009, the Corporation can draw down $15,000,000 over the remaining 22 months under the agreement. The Corporation intends to access financing under this agreement when appropriate to fund its research and development. The Corporation believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The Corporation relies almost exclusively on this financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities.

Current Economic Environment

During the past years, the capital markets have been characterized by significant volatility and by a marked reduction in the ability of companies in all sectors to obtain public financing, and in particular, those in the biotechnology sector. As previously indicated, the Corporation depends on an equity financing arrangement with a private investment company to fund its activities. Since January 2003, the Corporation has had a Common Stock Private Purchase Agreement with the same investment company (the "Purchaser") that establishes the terms and conditions for the purchase of common shares by the Purchaser. This 24 month agreement has been replaced annually since 2003 in order to ensure that the Corporation has funding in place at all times for at least the coming year. In November 2009, the previous agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement. The Corporation made drawdowns for aggregate proceeds of $3,695,000 in 2008 and $4,105,000 in 2009 under the agreements, and has made two drawdowns in 2010 for aggregate proceeds of $1,600,000 under the current agreement. The Corporation is not aware of any information that would lead it to believe that the investor will not be able to meet its commitments under the current agreement.

Further information concerning our capital and risk management is provided below.

Capital Disclosures

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total shareholders’ equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common equity. Since inception, the Corporation has financed its liquidity needs primarily through private placements and since 2003 through a financing agreement with an investment company that has been replaced annually by a new agreement with the same investor. The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The recent financial crisis in the United States and the global economic environment have had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of the Purchaser to our Common Stock Private Purchase Agreement. Since 2003 through to March 2010, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, investment tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses. The Corporation has no debt. The Corporation is not subject to any capital requirements imposed by external parties.

Subsequent Events

As at March 11, 2010, two drawings were made under the common stock private purchase agreement, for total proceeds of $1,600,000. On January 22, 2010, 117,925 common shares were issued at a price of $4.24 per share. On March 1, 2010, 298,913 common shares were issued at a price of $3.68 per share.

Outstanding Share Data

As at March 11, 2010, there were 31,700,616 common shares of Nymox issued and outstanding. In addition, 4,574,000 share options are outstanding, of which 3,297,125 are currently vested. There are no warrants outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Corporation’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of December 31, 2009.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Annual Report, has issued an attestation report that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009.

Changes in Internal Controls Over Financial Reporting

There have been no changes during fiscal 2009 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes to Accounting Policies

Accounting Changes in 2009

Goodwill and Intangible Assets

Effective with the commencement of its 2009 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

Prior to the adoption of Section 3064, the Corporation capitalized and amortized direct costs incurred to secure patents related to internally-generated assets on a straight-line basis over 17 years.

As a result of adopting this Section, starting January 1, 2009, direct costs incurred to secure patents are no longer capitalized by the Corporation. As well, comparative financial information for previous financial periods reflects the financial position and results of operations that would have resulted if the patent costs had not been capitalized in those previous periods. The impact of adopting this Section, on a retrospective basis, is as follows:

	Three months ended December 31		Year ended December 31
	2008	2007	2008	2007
Net loss and comprehensive loss:	$ (869,607)	$ (1,306,878)	$ (4,590,345)	$ (5,290,431)
As previously reported
Effect of adopting this new accounting policy	(53,308)	(83,163)	(46,758)	(455,718)
As recast	$ (922,915)	$ (1,390,041)	$ (4,637,103)	$ (5,746,149)
Loss per share (basic & diluted):	$ (0.03)	$ (0.05)	$ (0.15)	$ (0.18)
As previously reported
Effect of adopting this new accounting policy	-	-	$ (0.01)	(0.02)
As recast	$ (0.03)	$ (0.05)	$ (0.16)	$ (0.20)

	December 31, 2008	December 31, 2007
Deficit:	$ (55,242,622)	$ (50,467,527)
As previously reported
Cumulative effect of adopting this new accounting policy	(3,317,732)	(3,270,974)
As recast	$ (58,560,354)	$ (53,738,501)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009 and is applicable to the Corporation since its first quarter of fiscal 2009 with retrospective application, if any, to the beginning of its current fiscal year. The adoption of EIC 173 did not have an impact on the consolidated financial statements of the Corporation.

Financial Instruments – Disclosures

In June 2009, the AcSB issued amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures in order to align with International Financial Reporting Standard IFRS 7, Financial Instruments: Disclosures. This Section has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The amendments establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009 and are applicable to the Corporation as at December 31, 2009. The amended Section relates to disclosure only and did not impact the financial results of the Corporation. As at December 31, 2009, the Corporation held no assets or liabilities required to be measured at fair value.

Future Accounting Policies

Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two sections are the equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582, Business Combinations. The Corporation is currently assessing the future impact of these new standards on its consolidated financial statements, but has concluded that the non-controlling interest of $400,000 currently reported outside of shareholders’ equity, included in preferred shares of a subsidiary will be reclassified to shareholders’ equity as a result of adopting these new standards.

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Corporation will be required to report under IFRS for its 2011 interim and annual financial statements. The Corporation will convert to these new standards according to the timetable set within these new rules. The Corporation has completed its initial phase, comprised of a diagnostic process, which involved a comparison of the Corporation’s current accounting policies under Canadian generally accepted accounting principles with currently issued IFRS. The Corporation is currently assessing the future impact of these new standards on its consolidated financial statements and progressing towards implementation.

As at December 31, 2009, Management has begun the process of change-over to IFRS as follows: (1) the significant accounting policy choices are being assessed, (2) expert outside consultants have been engaged and the training program is in progress, (3) the scoping study has been prepared, (4) the review of GAAP related covenants and contracts has been completed, and (5) the accounting policy review and IFRS implementation plan process is underway.

To date, Management has identified a IFRS / Canadian GAAP difference related to the presentation of the Corporation’s preferred shares of a subsidiary which, based on the current IFRS standards, a portion of the $800,000 related to the convertible preferred shares of a subsidiary currently reported outside of shareholders’ equity, would need to be presented as a separate component of equity for IFRS purposes, based on International Accounting Standard 27, Consolidated and Separate Financial Statements (IAS 27).

In addition, Management has initiated the process of the preparation of the Corporation’s disclosure requirements in accordance with IFRS, and noted a number of additional disclosure requirements, but this process is not completed yet as Management has not completed its diagnostic of all accounting differences between Canadian GAAP and currently issued IFRS and has not completed its selection of IFRS accounting policies and its assessment and selection of the IFRS 1 choices and exemptions for first-time adoption of IFRS standards.

Management anticipates that it should reach its preliminary conclusions of the identification of the key accounting differences between Canadian GAAP and IFRS, of the selection of the Corporation’s IFRS accounting policies and of the assessment and selection of the IFRS 1 choices and exemptions for the first-time adoption of IFRS standards during the first-half of 2010.

Management does not anticipate any impact on the Corporation’s IT system.

As the review of the Corporation’s accounting policies under IFRS will be completed, appropriate changes to ensure the integrity of the Corporation’s internal control over financial reporting and disclosure controls and procedures will be made. This may result in additional controls and procedures being required to address related to first-time adoption of IFRS as well as ongoing IFRS reporting requirements.

An update regarding the progress of the Corporation’s conversion plan was provided to the Audit Committee of the Corporation prior to the release of these consolidated financial statements. Management expects that it will provide the Audit Committee quarterly updates moving forward and expects to provide more detailed public information regarding the status of the IFRS conversion plan, of the significant findings and of Management’s preliminary conclusions during 2010.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F and of our Annual Information Form, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements have been prepared by management and were approved by the Board of Directors of the Corporation. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The reconciliation to U.S. GAAP is presented in Notes to the Consolidated Financial Statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

To assist management in discharging these responsibilities, the Corporation maintains a system of internal controls which are designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and timely financial information.

KPMG LLP, the Corporation’s auditors, are appointed by the shareholders. Their audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, to enable them to express an opinion on the consolidated financial statements in conformity with Canadian generally accepted accounting principles. In addition, our auditors have issued an attestation report on the effectiveness of the Corporation’s internal controls over financial reporting as of December 31, 2009.

The Board of Directors ensures that the management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit Committee composed of three independent Directors. The Audit Committee meets periodically with management and with the external auditors, to review audit recommendations and any matters, which the auditors believe, should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

/s/ Paul Averback MD	/s/ Roy Wolvin
Paul Averback	Roy Wolvin
Chief Executive Officer &	Chief Financial Officer &
President	Secretary-Treasurer

March 11, 2010

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

Years ended December 31, 2009, 2008 and 2007

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KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated balance sheets of Nymox Pharmaceutical Corporation (the "Corporation") and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 14 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2010 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada

March 11, 2010

*CA Auditor permit no 20408

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

[logo]

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nymox Pharmaceutical Corporation

We have audited Nymox Pharmaceutical Corporation's (the "Corporation") internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Internal Control over Financial Reporting” included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the Canadian generally accepted auditing standards, the consolidated balance sheets of the Corporation as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 11, 2010, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada

March 11, 2010

*CA Auditor permit no 20408

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

Financial Statements

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
December 31, 2009 and 2008
(in US dollars)

	2009	2008
		(recast - note 3 (a))

Assets

Current assets:
Cash	$668,702	$275,858
Accounts receivable	66,354	37,873
Other receivables	24,657	21,624
Research tax credits receivable	251,158	111,243
Security deposit	26,994	-
Inventories	36,414	33,907
	1,074,279	480,505

Long-term security deposit	-	26,994
Property and equipment (note 4)	16,152	21,525
Intellectual property (note 5)	-	220,855
	$1,090,431	$749,879

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,494,416	$1,078,897
Accrued liabilities	235,535	161,950
Deferred lease inducement (note 8 (a))	12,646	9,623
	1,742,597	1,250,470

Deferred lease inducement (note 8 (a))	-	6,415
Preferred shares of a subsidiary (note 6)	800,000	800,000

Shareholders' equity:
Share capital (note 7)	57,955,147	53,850,147
Additional paid-in capital	4,488,365	3,403,201
Deficit	(63,895,678)	(58,560,354)
	(1,452,166)	(1,307,006)

Commitments and contingencies (note 8)
Subsequent events (note 17)
	$1,090,431	$749,879

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback, MD	Director
/s/ Paul McDonald	Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

	2009	2008	2007
		(recast - note 3 (a))	(recast - note 3 (a))
Revenues:
Sales	$415,980	$426,675	$412,923
Interest	-	1,734	21,010
	415,980	428,409	433,933

Expenses:
Research and development	3,183,134	2,500,154	3,536,314
Less research tax credits	(139,915)	(111,243)	(68,041)
	3,043,219	2,388,911	3,468,273
General and administrative	799,784	1,064,903	970,919
Marketing	138,396	187,868	236,395
Cost of sales	246,095	262,331	241,443
Depreciation of property and equipment	7,592	9,957	7,242
Amortization of intellectual property	220,855	220,856	220,856
Stock-based compensation (note 7 (c))	1,085,164	925,220	1,015,260
Interest and bank charges	4,949	5,466	19,694
	5,546,054	5,065,512	6,180,082

Net loss and comprehensive loss	$(5,130,074)	$(4,637,103)	$(5,746,149)

Basic and diluted loss per share (note 10)	$(0.17)	$(0.16)	$(0.20)

Weighted average number of common shares outstanding	30,717,822	29,749,000	29,005,342

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Shareholders' Equity

Years ended December 31, 2009 and 2008
(in US dollars)

	Share capital		Additional paid-in capital
	Number	Dollars		Deficit	Total
Balance, December 31, 2008, as previously reported	30,178,607	$53,850,147	$3,403,201	$(55,242,622)	$2,010,726
Cumulative effect of adopting a new accounting policy (note 3 (a))	–	–	–	(3,317,732)	(3,317,732)
Balance, December 31, 2008, as recast	30,178,607	53,850,147	3,403,201	(58,560,354)	(1,307,006)
Issuance of share capital (note 7 (a))	1,085,171	4,105,000	–	–	4,105,000
Option surrender agreement	20,000	–	–	–	–
Share issue costs	–	–	–	(205,250)	(205,250)
Stock-based compensation	–	–	1,085,164	–	1,085,164
Net loss	–	–	–	(5,130,074)	(5,130,074)
Balance, December 31, 2009	31,283,778	$57,955,147	$4,488,365	$(63,895,678)	$(1,452,166)
Balance, December 31, 2007, as previously reported	29,365,753	$50,155,147	$2,477,981	$(50,467,527)	$2,165,601
Cumulative effect of adopting a new accounting policy (note 3 (a))	–	–	–	(3,270,974)	(3,270,974)
Balance, December 31, 2007, as recast	29,365,753	50,155,147	2,477,981	(53,738,501)	(1,105,373)
Issuance of share capital (note 7 (a))	812,854	3,695,000	–	–	3,695,000
Share issue costs	–	–	–	(184,750)	(184,750)
Stock-based compensation	–	–	925,220	–	925,220
Net loss, recast (note 3 (a))	–	–	–	(4,637,103)	(4,637,103)
Balance, December 31, 2008	30,178,607	$53,850,147	$3,403,201	$(58,560,354)	$(1,307,006)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

	2009	2008	2007
		(recast - note 3 (a))	(recast - note 3 (a))

Cash flows from operating activities:
Net loss	$(5,130,074)	$(4,637,103)	$(5,746,149)
Adjustments for:
Depreciation of property and equipment	7,592	9,957	7,242
Amortization of intellectual property	220,855	220,856	220,856
Stock-based compensation	1,085,164	925,220	1,015,260
Write-down of long-term receivable	-	70,000	-
Amortization of lease inducement	(3,392)	(9,623)	(9,623)
Changes in operating assets and liabilities:
Accounts and other receivables	(31,514)	883	(14,073)
Research tax credits receivable	(139,915)	(43,202)	(14,423)
Inventories	(2,507)	(4,476)	14,714
Security deposit	-	-	8,999
Accounts payable and accrued liabilities	489,104	(24,907)	(324,038)
Deferred revenue	-	(3,333)	(15,907)
	(3,504,687)	(3,495,728)	(4,857,142)

Cash flows from financing activities:
Proceeds from issuance of share capital	4,105,000	3,695,000	5,710,685
Share issue costs	(205,250)	(184,750)	(296,446)
Repayment of notes payable	-	-	(500,000)
	3,899,750	3,510,250	4,914,239

Cash flows from investing activities:
Additions to property and equipment	(2,219)	(11,772)	(19,113)

Net increase in cash	392,844	2,750	37,984

Cash, beginning of year	275,858	273,108	235,124

Cash, end of year	$668,702	$275,858	$273,108

Supplemental disclosure to statements of cash flows:
Interest paid	$-	$-	$40,276

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The Corporation is currently marketing AlzheimAlertTM , a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and TobacAlertTM , tests that use urine or saliva to detect use of tobacco products. The Corporation is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 clinical trials. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease and new anti- bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E. coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement referred to in note 7 (a). The Corporation depends on this financing to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation's requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Significant accounting policies:

(a)	Consolidation:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles (“GAAP”) and include the accounts of its US subsidiaries, Nymox Corporation and Serex Inc. Intercompany balances and transactions have been eliminated on consolidation.

Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. The reconciliation of net loss and comprehensive loss, shareholders’ equity and cash flows reported in accordance with Canadian GAAP to US GAAP is presented in note 14.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

2.	Significant accounting policies (continued):

(b)	Financial assets and liabilities:

Under the standards adopted effective with the commencement of the 2007 fiscal period, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair market value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

As a result of the adoption of these standards, the Corporation has classified its accounts receivable and other receivables as “loans and receivables”, and its accounts payable and accrued liabilities as “other financial liabilities”.

(c)	Inventories:

Inventories consist of finished goods and are carried at the lower of cost and net realizable value. Cost is determined on the basis of weighted average cost.

(d)	Property and equipment and intellectual property:

Property and equipment and intellectual property are recorded at cost. Depreciation and amortization are provided using the straight-line method at the following rates:

Asset	Rate

Laboratory equipment	20%
Computer equipment	33⅓%
Office equipment and fixtures	20%
Intellectual property rights acquired	10%

(e)	Impairment and disposal of long-lived assets:

Long-lived assets, consisting of property and equipment and intangible assets with definite useful lives, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for long-lived assets when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the net asset exceeds its fair value.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

2.	Significant accounting policies (continued):

(f)	Revenue recognition:

Revenue from product sales is recognized when the product or service has been delivered and obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period during which the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

Deferred revenue represents amounts billed to and received from customers in advance of revenue recognition.

(g)	Research and development expenditures:

Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles. As at December 31, 2009 and 2008, no development expenditures have been deferred.

(h)	Foreign currency translation:

The Corporation’s measurement currency is the United States dollar. Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than the United States dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the United States dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the United States dollar are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses resulting from the translation are included in the determination of net earnings. Foreign exchange gains (losses) included in the consolidated statements of operations for fiscal 2009 amounted to $58,068 (2008 - $(23,020); 2007 - $7,381).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

2.	Significant accounting policies (continued):

(i)	Stock-based compensation:

The Corporation records stock-based compensation, net of forfeitures, relating to employee and non- employee stock options granted, using the fair value based method estimated using the Black-Scholes model. Under this method, compensation cost related to employee awards is measured at the date of grant, net of forfeitures, and is expensed over the award's vesting period. The Corporation has no unvested non-employee awards.

(j)	Income taxes:

The Corporation accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset, if it is more likely than not that the asset will not be realized.

(k)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options were exercised, and that the proceeds from such exercises, as well as the amount of unrecognized stock-based compensation which is considered to be assumed proceeds, were used to acquire shares of common stock at the average market price during the reporting period.

(l)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and intangible assets, as well as estimating the recoverability of research tax credits receivable and future tax assets. The reported amounts and note disclosure are determined to reflect the most probable set of economic conditions and planned courses of action. Actual results could differ from those estimates.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

3.	Changes in accounting policies:

(a)	Accounting changes in 2009: Goodwill and intangible assets

Effective with the commencement of its 2009 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

Prior to the adoption of Section 3064, the Corporation capitalized and amortized direct costs incurred to secure patents related to internally-generated assets on a straight-line basis over 17 years.

As a result of adopting this Section, starting January 1, 2009, direct costs incurred to secure patents are no longer capitalized by the Corporation. As well, comparative financial information for previous financial periods reflects the financial position and results of operations that would have resulted if the patent costs had not been capitalized in those previous periods. The impact of adopting this Section, on a retrospective basis, is as follows:

	2008	2007

Net loss and comprehensive loss:
As previously reported	$(4,590,345)	$(5,290,431)
Effect of adopting this new accounting policy	(46,758)	(455,718)
As recast	$(4,637,103)	$(5,746,149)

Basic and diluted loss per share:
As previously reported	$(0.15)	$(0.18)
Effect of adopting this new accounting policy	(0.01)	(0.02)
As recast	$(0.16)	$(0.20)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

3.	Changes in accounting policies (continued):

(a)	Accounting changes in 2009 (continued):

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (‘‘EIC") of the Canadian Accounting Standards Board (‘‘AcSB’’) issued EIC Abstract 173 ("EIC 173"), Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, and is applicable to the Corporation since its first quarter of fiscal 2009 with retrospective application, if any, to the beginning of its current fiscal year. The adoption of EIC 173 did not have an impact on the consolidated financial statements of the Corporation.

Financial instruments - disclosures

In June 2009, the AcSB issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures, in order to align with International Financial Reporting Standard IFRS 7, Financial Instruments: Disclosures. This Section has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The amendments establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009 and are applicable to the Corporation as at December 31, 2009. The amended Section relates to disclosure only and did not impact the financial results of the Corporation. As at December 31, 2009, the Corporation held no assets or liabilities required to be measured at fair value.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

3.	Changes in accounting policies (continued):

(b)	Future accounting changes:

Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the equivalent of the corresponding provisions of International Accounting Standard ("IAS") No. 27 ("IAS 27"), Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require, for each business combination, the acquirer to measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582, Business Combinations. The Corporation is currently assessing the future impact of these new standards on its consolidated financial statements, but has concluded that the non-controlling interest of $400,000 currently reported outside of shareholders’ equity, included in preferred shares of a subsidiary, will be reclassified to shareholders’ equity as a result of adopting these new standards.

International Financial Reporting Standards

In February 2008, AcSB confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Corporation will be required to report under IFRS for its 2011 interim and annual financial statements. The Corporation will convert to these new standards according to the timetable set within these new rules. The Corporation is currently assessing the future impact of these new standards on its consolidated financial statements and progressing towards implementation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

4.	Property and equipment:

			2009

	Cost	Accumulated depreciation and amortization	Net book value

Laboratory equipment	$434,751	$425,199	$9,552
Computer equipment	24,455	20,387	4,068
Office equipment and fixtures	91,501	88,969	2,532
	$550,707	$534,555	$16,152

			2008

	Cost	Accumulated depreciation and amortization	Net book value

Laboratory equipment	$434,751	$420,840	$13,911
Computer equipment	22,802	17,960	4,842
Office equipment and fixtures	91,635	88,863	2,772
	$549,188	$527,663	$21,525

5.	Intellectual property:

			2009

	Cost	Accumulated amortization	Net book value

Intellectual property rights acquired	$2,222,661	$2,222,661	$–

			2008

	Cost	Accumulated amortization	Net book value

Intellectual property rights acquired	$2,222,661	$2,001,806	$220,855

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

6.	Preferred shares of a subsidiary:

The preferred shares of a subsidiary relate to redeemable and/or convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders at their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible at the option of the holders into common shares of Serex at a price of $3.946 per share.

7.	Share capital:

	2009	2008

Authorized:
An unlimited number of common shares

Issued and outstanding:
31,283,778 common shares (2008 - 30,178,607 shares)	$57,955,147	$53,850,147

The holders of common shares are entitled to receive dividends as declared, which is at the Corporation’s discretion, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Common Stock Private Purchase Agreement:

In November 2008, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2009, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In 2009, the Corporation issued 1,085,171 common shares (2008 - 812,854) to the Purchaser for aggregate proceeds of $4,105,000 (2008 - $3,695,000) under the agreements. As at December 31, 2009, the Corporation can require the Purchaser to purchase up to $15 million of common shares over the remaining 22 months of the agreement, provided the Corporation adheres to its covenants.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

7.	Share capital (continued):

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may, from time to time, designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares is 5,500,000 and the maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant and vest either immediately or over periods up to six years.

The following table provides the activity of stock option awards during the period and for options outstanding and exercisable at the end of the period, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represents the pre-tax intrinsic value based on the Corporation’s closing stock price on December 31, 2009 of $4.56, which would have been received by option holders had they exercised their options at that date and sold their shares at market price.

	Options outstanding				Non-vested options

		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Number	price	expiration	value	Number	fair value

Outstanding,
December 31, 2007	4,819,000	$3.11	7.8	$12,852,015	2,667,500	$3.00
Granted	50,000	3.49			–	–
Vested	–	–			(593,750)	3.00

Outstanding,
December 31, 2008	4,869,000	3.11	6.9	$1,868,920	2,073,750	3.00
Granted	112,000	3.90			–	–
Expired	(157,000)	4.53			–	–
Cancelled	(100,000)	3.88			–	–
Vested	–	–			(592,500)	3.00

Outstanding,
December 31, 2009	4,724,000	$3.07	6.24	$7,121,335	1,481,250	$3.00

Options exercisable	3,242,750	$3.10	6.05	$4,810,585	N/A	N/A

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

7.	Share capital (continued):

(b)	Stock options (continued):

As at December 31, 2009, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date

25,000	25,000	$ 3.88	May 1, 2010
28,000	28,000	1.93	April 23, 2011
1,500	1,500	4.20	November 9, 2011
75,000	75,000	4.33	November 13, 2011
50,000	50,000	3.75	April 28, 2013
37,000	37,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013
200,000	200,000	2.82	June 9, 2016
40,000	40,000	2.74	July 17, 2016
3,565,500	2,084,250	3.00	August 24, 2016
40,000	40,000	5.95	August 23, 2017
40,000	40,000	3.61	July 16, 2018
10,000	10,000	3.03	November 26, 2018
50,000	50,000	3.30	January 23, 2019
2,000	2,000	3.05	March 24, 2019
20,000	20,000	3.65	May 14, 2019
40,000	40,000	4.83	July 9, 2019
4,724,000	3,242,750	$ 3.07

(c)	Stock-based compensation:

	2009	2008	2007

Stock-based compensation pertaining to general and administrative	$348,684	$171,920	$228,920
Stock-based compensation pertaining to marketing	10,320	12,040	29,980
Stock-based compensation pertaining to research and development	726,160	741,260	756,360

	$1,085,164	$925,220	$1,015,260

As at December 31, 2009, the unrecognized compensation cost related to non-vested awards was $2,038,200, and the remaining weighted average recognition period was approximately 30 months.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

7.	Share capital (continued):

(c)	Stock-based compensation (continued):

The fair value of the options granted during the year was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2009	2008	2007

Risk-free interest rate	2.09%	3.16%	4.23%
Expected volatility	74.71%	73.37%	70.83%
Expected life in years	5	5	5
Dividend yield	–	–	–

The weighted average grant-date fair value of options granted during the year ended December 31, 2009 was $2.41 per option (2008 - $2.16 per option; 2007 - $3.61 per option).

Dividend yield was determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

8.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under operating leases that were entered into by the Corporation for the next five years and thereafter are as follows:

2010	$229,000
2011	10,500
2012	10,500
2013	7,000
2014	3,000
Thereafter	–

$260,000

In 2005, the Corporation entered into operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2010. In connection with these agreements, the Corporation received lease inducements totaling $48,101. These amounts are being taken into income on a straight-line basis as a reduction of rental expense over the term of the leases. As at December 31, 2009, the remaining deferred lease inducement was $12,646 (2008 - $16,038).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

8.	Commitments and contingencies (continued):

(b)	Contingency:

In August 2009, a case involving the Corporation and a contractor, filed in the California Superior Court in December 2008, was resolved to the satisfaction of all parties by mutual release and settlement agreement.

9.	Income taxes:

Details of the components of income taxes are as follows:

	2009	2008	2007
		(recast - note 3 (a))	(recast - note 3 (a))
Loss before income taxes:
Canadian operations	$(4,838,856)	$(4,135,885)	$(5,387,925)
US operations	(291,218)	(501,218)	(358,224)
	(5,130,074)	(4,637,103)	(5,746,149)

Basic income tax rate	30.9%	30.9%	32%

Income tax recovery at statutory tax rates	(1,585,193)	(1,432,865)	(1,838,768)

Adjustments in income taxes resulting from:
Non-recognition of losses and other unclaimed deductions	1,249,694	1,159,503	1,513,885
Permanent differences	335,499	273,362	324,883

Effect of change in tax rates:
Decrease in future tax assets	–	–	(1,155,509)
Decrease in valuation allowance	–	–	1,155,509

Income taxes	$-	$-	$-

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

9.	Income taxes (continued):

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2009	2008
		(recast - note 3 (a))
Future tax assets:
Non-capital losses	$11,388,000	$10,251,000
Scientific research and experimental development expenditures	1,429,000	1,081,000
Capital losses	-	428,000
Property and equipment and patents	1,876,000	1,504,000
Share issue costs	127,000	121,000
	14,820,000	13,385,000

Less valuation allowance	(14,820,000)	(13,326,000)
	-	59,000

Future tax liabilities:
Intellectual property rights	-	(59,000)

Net future tax asset	$-	$-

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income. The generation of future taxable income is dependent on the successful commercialization of the Corporation's products and technologies.

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures, which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial

Non-capital losses:
2010	$4,130,000	$4,071,000
2014	4,421,000	4,402,000
2015	3,529,000	3,544,000
2026	3,808,000	3,745,000
2027	3,609,000	3,529,000
2028	2,750,000	2,750,000
2029	3,516,000	3,516,000

Scientific research and development expenditures:
Indefinitely	3,575,000	7,502,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

9.	Income taxes (continued):

The Corporation also has investment tax credits available in the amount of approximately $569,000 to reduce future years’ Canadian federal taxes payable. These credits expire as follows:

2018	$5,000
2019	11,000
2020	23,000
2021	24,000
2022	53,000
2023	69,000
2024	23,000
2025	36,000
2026	66,000
2027	73,000
2028	72,000
2029	114,000

$569,000

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $11,204,000 which expire as follows:

2010	$51,000
2011	1,035,000
2012	1,932,000
2018	2,781,000
2019	1,078,000
2020	813,000
2021	664,000
2022	522,000
2023	565,000
2024	353,000
2025	264,000
2026	355,000
2027	373,000
2028	351,000
2029	67,000

$11,204,000

10.	Earnings per share:

The diluted loss per share was the same amount as basic loss per share, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the last three fiscal years. All outstanding options could potentially be dilutive in the future.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

11.	Capital disclosures:

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total shareholders’ equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common equity. Since inception, the Corporation has financed its liquidity needs primarily through private placements and since 2003 through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 7 (a) - Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The recent financial crisis in the United States and the global economic environment have had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of the Purchaser to the Common Stock Private Purchase Agreement. Since 2003 through February 2010, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, investment tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses. The Corporation has no debt. The Corporation is not subject to any capital requirements imposed by external parties.

12.	Financial risk management:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and to how the Corporation manages those risks.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

12.	Financial risk management (continued):

(a)	Foreign currency risk:

The Corporation uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Corporation’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each balance sheet date. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 76% of expenses that occurred during the year ended December 31, 2009 (2008 - 73%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2009, 2008 or 2007.

The following table provides significant items exposed to foreign exchange as at December 31:

	2009		2008
		CA$

Cash	$71,224		$8,343
Accounts, other receivables and research tax credits receivable	291,671		145,045
Accounts payable and accrued liabilities	(330,357)		(265,563)

	$32,538		$(112,175)

The following exchange rates were applied for the year ended December 31, 2009:

	Average rate	Reporting date rate
	(twelve months)	December 31, 2009

US$ - CA$	1.1419	1.0510

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net loss by less than $10,000, assuming that all other variables remained constant.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

12.	Financial risk management (continued):

(a)	Foreign currency risk (continued):

An assumed 5% weakening of the US dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remain constant.

(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution. For accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

The Corporation has a limited number of customers. Included in the consolidated balance sheet are trade receivables of $66,354, all of which were aged under 45 days. Four customers accounted for 88% of the trade receivables balance as at December 31, 2009. A nominal amount was recorded as bad debt expense for the year ended December 31, 2009 ($13,660 for the year ended December 31, 2008).

As at December 31, 2009, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, accounts receivable and other receivables.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Accounts receivable, other receivables, accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2009, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 11 - Capital disclosures. The Corporation does not have an operating credit facility and finances its activities through an equity financing agreement with an investment company, as described in note 7 (a) - Common Stock Private Purchase Agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

12.	Financial risk management (continued):

(d)	Liquidity risk (continued):

The following are the contractual maturities of financial liabilities as at December 31, 2009:

	Carrying amount	Less than 1 year	1 year to 5 years

Accounts payable and accrued liabilities	$1,729,951	$1,729,951	$–

13.	Financial instruments:

Fair value disclosure:

	December 31, 2009		December 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value

Loans and receivables:
Accounts receivable and other receivables	$91,011	$91,011	$59,497	$59,497

Financial liabilities, at amortized cost:
Accounts payable	1,494,416	1,494,416	1,078,897	1,078,897
Accrued liabilities	235,535	235,535	161,950	161,950

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences:

(a)	Consolidated statements of operations, shareholders' equity and cash flows:

The reconciliation of net loss and comprehensive loss, shareholders' equity and cash flows reported in accordance with Canadian GAAP to US GAAP is as follows:

	2009	2008	2007

Net loss and comprehensive loss, Canadian GAAP	$(5,130,074)	$(4,637,103)	$(5,746,149)

Costs to secure patents (i)	133,941	564,149	799,635

Amortization of patents (i)	(286,401)	(288,785)	(282,693)

Write-down of patent costs (i)	–	(228,606)	(61,224)

Net loss and comprehensive loss, US GAAP	$(5,282,534)	$(4,590,345)	$(5,290,431)

Basic and diluted loss per share, US GAAP	$(0.17)	$(0.15)	$(0.18)

Shareholders' equity, Canadian GAAP	$(1,452,166)	$(1,307,006)	$(1,105,373)

Adjustments:
Noncontrolling interest (ii)	400,000	400,000	400,000
Costs to secure patents, net of amortization and write-down (i)	3,165,272	3,317,732	3,270,974
Stock-based compensation - options granted to non-employees (iii):
Cumulative compensation expense	(1,425,143)	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706	1,477,706
Change in reporting currency (iv)	(62,672)	(62,672)	(62,672)
	(10,109)	(10,109)	(10,109)

Shareholders' equity, US GAAP (v)	$2,102,997	$2,400,617	$2,555,492

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(a)	Consolidated statements of operations, shareholders' equity and cash flows (continued):

The reconciliation of net loss and comprehensive loss, shareholders' equity and cash flows reported in accordance with Canadian GAAP to US GAAP is as follows (continued):

	2009	2008	2007

Cash flows from operating activities, Canadian GAAP	$(3,504,687)	$(3,495,728)	$(4,857,142)
Costs to secure patents	133,941	564,149	799,635

Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	(37,131)	(348,654)	370,338

Cash flows from operating activities, US GAAP	$(3,407,877)	$(3,280,233)	$(3,687,169)

Cash flows from investing activities, Canadian GAAP	$(2,219)	$(11,772)	$(19,113)
Additions to patent costs	(96,810)	(215,495)	(1,169,973)

Cash flows from investing activities, US GAAP	$(99,029)	$(227,267)	$(1,189,086)

Non-cash transactions, Canadian GAAP	$–	$–	$–
Additions to patent costs included in accounts payable and accrued liabilities at year-end	598,305	561,174	212,517

Non-cash transactions, US GAAP	$598,305	$561,174	$212,517

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(a)	Consolidated statements of operations, shareholders' equity and cash flows (continued):

(i)	Costs to secure patents:

As disclosed in note 3 (a), the Corporation adopted the new CICA Handbook Section 3064, Goodwill and Intangible Assets, effective January 1, 2009, on a retrospective basis. For US GAAP purposes, the Corporation will continue to capitalize and amortize direct costs incurred to secure patents related to internally-generated intangible assets, on a straight-line basis over 17 years.

(ii)	Noncontrolling interest:

As a result of adopting a recently issued accounting pronouncement on January 1, 2009 (see note 14 (b) (iv)), the noncontrolling interest of $400,000 has been reclassified to conform to current accounting guidance for US GAAP purposes.

(iii)	Stock-based compensation:

For US GAAP purposes, on January 1, 2006, the Corporation adopted the revised Statement of Financial Accounting Standard (“SFAS”) No. 123 (“SFAS 123R”), Share-Based Payments, issued by the Financial Accounting Standards Board (“FASB”), which was primarily codified into Topic 718, Compensation - Stock Compensation, in the Accounting Standards Codification (''ASC''), which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Corporation adopted the guidance using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006, and to all awards for which the requisite service has not been rendered as at such date.

Previously, the Corporation elected to follow the intrinsic value method of accounting under Accounting Principles Board ("APB") Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with Topic 718, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the measurement date.

For Canadian GAAP purposes, the Corporation has been applying the fair value based method since January 1, 2004 to account for employee stock options. Prior to January 1, 2004, the Corporation applied the fair value based method only to stock-based payments to non-employees and applied the settlement method of accounting for employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital, and no compensation cost was recognized.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(a)	Consolidated statements of operations, shareholders' equity and cash flows (continued):

(iv)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency, effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 was translated into US dollars at the December 31, 1999 exchange rate. For US GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

(v)	Redeemable noncontrolling interest:

The redeemable noncontrolling interest of $400,000 is presented outside of permanent equity, representing the maximum redemption amount, as no dividends have been declared. The amount has not changed since its inception from 2000 to 2009 as no loss has been allocated to it.

(b)	Additional US GAAP disclosures:

(i)	Development stage company:

The Corporation is in the process of developing unique patented products, which are subject to approval by the regulatory authorities. The Corporation has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in SFAS 7, which was primarily codified in Topic 915, Development Stage Entities, in the ASC, and the following additional disclosures under US GAAP are provided:

	Cumulative since the date of inception of the Corporation to December 31, 2009	Cumulative since the date of inception of the Corporation to December 31, 2008

Revenues:
Sales	$3,662,862	$3,246,882
Interest revenue	538,563	538,563
License revenue	97,403	97,403
Research contract	30,000	30,000

Expenses:
Gross research and development expenditures	29,560,092	26,510,899
Other expenses	33,146,359	30,497,038

Cash outflows from operations	(48,823,526)	(45,415,649)
Cash outflows from investing activities	(4,872,985)	(4,773,956)
Cash inflows from financing activities	54,365,214	50,465,464

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below:

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Non controlling interest	Total
					(note 14 (a) (ii))

Year ended July 31, 1990:
Common shares issued	2,500,000	$172,414	$–	$–	$–	$172,414
Net loss	–	–	–	(109,241)	–	(109,241)

Balance, July 31, 1990	2,500,000	172,414	–	(109,241)	–	63,173

Year ended July 31, 1991:
Net loss	–	–	–	(21,588)	–	(21,588)
Cumulative translation adjustment	–	1,499	–	(950)	–	549

Balance, July 31, 1991	2,500,000	173,913	–	(131,779)	–	42,134

Year ended July 31, 1992:
Common shares issued	9,375	31,468	–	–	–	31,468
Net loss	–	–	–	(45,555)	–	(45,555)
Cumulative translation adjustment	–	(6,086)	–	5,598	–	(488)

Balance, July 31, 1992	2,509,375	199,295	–	(171,736)	–	27,559

Year ended July 31, 1993:
Common shares issued	201,250	159,944	–	–	–	159,944
Common shares cancelled	(500,000)	–	–	–	–	–
Net loss	–	–	–	(38,894)	–	(38,894)
Cumulative translation adjustment	–	(13,994)	–	12,830	–	(1,164)

Balance, July 31, 1993	2,210,625	345,245	–	(197,800)	–	147,445

Year ended July 31, 1994:
Common shares issued	2,500	7,233	–	–	–	7,233
Net loss	–	–	–	(53,225)	–	(53,225)
Cumulative translation adjustment	–	(25,173)	–	15,808	–	(9,365)

Balance, July 31, 1994	2,213,125	327,305	–	(235,217)	–	92,088

Year ended July 31, 1995:
Common shares issued	78,078	303,380	–	–	–	303,380
Net loss	–	–	–	(285,910)	–	(285,910)
Cumulative translation adjustment	–	5,196	–	(7,221)	–	(2,025)

Balance, July 31, 1995 carried forward	2,291,203	635,881	–	(528,348)	–	107,533

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Non controlling interest	Total
					(note 14 (a) (ii))

Balance, July 31, 1995 brought forward	2,291,203	$635,881	$–	$(528,348)	$–	$107,533

Period ended December 31, 1995:
Adjustment necessary to increase the number of common shares	12,708,797	–	–	–	–	–
Adjusted number of common shares	15,000,000	635,881	–	(528,348)	–	107,533

Common shares issued	2,047,082	2,997,284	–	–	–	2,997,284
Net loss	–	–	–	(1,194,226)	–	(1,194,226)
Share issue costs	–	(153,810)	–	–	–	(153,810)
Cumulative translation adjustment	–	2,858	–	(6,328)	–	(3,470)

Balance, December 31, 1995	17,047,082	3,482,213	–	(1,728,902)	–	1,753,311

Year ended December 31, 1996:
Common shares issued	882,300	3,852,364	–	–	–	3,852,364
Net loss	–	–	–	(3,175,587)	–	(3,175,587)
Share issue costs	–	(170,699)	–	–	–	(170,699)
Stock-based compensation	–	–	434,145	–	–	434,145
Cumulative translation adjustment –		(16,769)	(2,217)	24,544	–	5,558

Balance, December 31, 1996	17,929,382	7,147,109	431,928	(4,879,945)	–	2,699,092

Year ended December 31, 1997:
Common shares issued	703,491	3,180,666	–	–	–	3,180,666
Net loss	–	-	–	(3,755,409)	–	(3,755,409)
Share issue costs	–	(161,482)	–	–	–	(161,482)
Capital stock subscription	–	352,324	–	–	–	352,324
Stock-based compensation	–	–	108,350	–	–	108,350
Cumulative translation adjustment	–	(299,275)	(21,578)	325,364	–	4,511

Balance, December 31, 1997	18,632,873	10,219,342	518,700	(8,309,990)	–	2,428,052

Year ended December 31, 1998:
Common shares issued	1,095,031	5,644,638	–	–	–	5,644,638
Net loss	–	–	–	(4,979,562)	–	(4,979,562)
Share issue costs	–	(54,131)	–	–	–	(54,131)
Stock-based compensation	–	–	274,088	–	–	274,088
Cumulative translation adjustment	–	(685,156)	(43,750)	720,173	–	(8,733)

Balance, December 31, 1998 carried forward	19,727,904	15,124,693	749,038	(12,569,379)	–	3,304,352

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Non controlling interest	Total
					(note 14 (a) (ii))

Balance, December 31, 1998 brought forward	19,727,904	$15,124,693	$749,038	$(12,569,379)	$–	$3,304,352

Year ended December 31, 1999:
Common shares issued	275,900	969,253	–	–	–	969,253
Net loss	–	–	–	(3,409,166)	–	(3,409,166)
Share issue costs	–	(35,041)	–	–	–	(35,041)
Stock-based compensation	–	–	198,815	–	–	198,815
Cumulative translation adjustment	–	943,133	52,563	(884,178)	–	111,518

Balance, December 31, 1999	20,003,804	17,002,038	1,000,416	(16,862,723)	–	1,139,731

Year ended December 31, 2000:
Common shares issued	1,373,817	5,909,340	–	–	–	5,909,340
Warrants and options	–	421,638	–	–	–	421,638
Net loss	–	–	–	(4,272,308)	–	(4,272,308)
Share issue costs	–	(353,204)	–	–	–	(353,204)
Stock-based compensation	–	–	257,690	–	–	257,690
Noncontrolling interest (note 14 (a) (ii))	–	–	–	–	400,000	400,000

Balance, December 31, 2000	21,377,621	22,979,812	1,258,106	(21,135,031)	400,000	3,502,887

Year ended December 31, 2001:
Common shares issued	919,904	2,554,254	–	–	–	2,554,254
Net loss	–	–	–	(3,095,133)	–	(3,095,133)
Share issue costs	–	(120,944)	–	–	–	(120,944)
Stock-based compensation	–	–	55,040	–	–	55,040

Balance, December 31, 2001	22,297,525	25,413,122	1,313,146	(24,230,164)	400,000	2,896,104

Year ended December 31, 2002:
Common shares issued	723,429	3,031,043	–	–	–	3,031,043
Net loss	–	–	–	(3,453,749)	–	(3,453,749)
Share issue costs	–	(166,842)	–	–	–	(166,842)
Stock-based compensation	–	–	41,140	–	–	41,140

Balance, December 31, 2002	23,020,954	28,277,323	1,354,286	(27,683,913)	400,000	2,347,696

Year ended December 31, 2003:
Common shares issued	1,380,205	4,096,000	–	–	–	4,096,000
Net loss	–	–	–	(4,395,428)	–	(4,395,428)
Share issue costs	–	(220,819)	–	–	–	(220,819)
Stock-based compensation	–	–	41,140	–	–	41,140

Balance, December 31, 2003	24,401,159	32,152,504	1,395,426	(32,079,341)	400,000	1,868,589

Year ended December 31, 2004:
Common shares issued	1,102,903	4,049,750	(375,717)	–	–	3,674,033
Net loss	–	–	–	(3,770,545)	–	(3,770,545)
Share issue costs	–	(210,939)	–	–	–	(210,939)
Stock-based compensation	–	–	41,140	–	–	41,140

Balance, December 31, 2004 carried forward	25,504,062	35,991,315	1,060,849	(35,849,886)	400,000	1,602,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Non controlling interest	Total
					(note 14 (a) (ii))

Balance, December 31, 2004 brought forward	25,504,062	$35,991,315	$1,060,849	$(35,849,886)	$400,000	$1,602,278

Year ended December 31, 2005:
Common shares issued	1,224,719	2,935,000	–	–	–	2,935,000
Net loss	–	–	–	(3,609,448)	–	(3,609,448)
Share issue costs	–	(166,942)	–	–	–	(166,942)
Stock-based compensation	–	–	41,140	–	–	41,140

Balance, December 31, 2005	26,728,781	38,759,373	1,101,989	(39,459,334)	400,000	802,028

Year ended December 31, 2006:
Common shares issued	1,593,472	4,955,000	–	–	–	4,955,000
Net loss	–	–	–	(4,893,685)	–	(4,893,685)
Share issue costs	–	(284,227)	–	–	–	(284,227)
Stock-based compensation	–	–	837,308	–	–	837,308

Balance, December 31, 2006	28,322,253	43,430,146	1,939,297	(44,353,019)	400,000	1,416,424

Year ended December 31, 2007:
Common shares issued	1,043,500	5,710,685	–	–	–	5,710,685
Net loss	–	–	–	(5,290,431)	–	(5,290,431)
Share issue costs	–	(296,446)	–	–	–	(296,446)
Stock-based compensation	–	–	1,015,260	–	–	1,015,260

Balance, December 31, 2007	29,365,753	48,844,385	2,954,557	(49,643,450)	400,000	2,555,492

Year ended December 31, 2008:
Common shares issued	812,854	3,695,000	–	–	–	3,695,000
Net loss	–	–	–	(4,590,345)	–	(4,590,345)
Share issue costs	–	(184,750)	–	–	–	(184,750)
Stock-based compensation	–	–	925,220	–	–	925,220

Balance, December 31, 2008	30,178,607	52,354,635	3,879,777	(54,233,795)	400,000	2,400,617

Year ended December 31, 2009:
Common shares issued	1,105,171	4,105,000	–	–	–	4,105,000
Net loss	–	–	–	(5,282,534)	–	(5,282,534)
Share issue costs	–	(205,250)	–	–	–	(205,250)
Stock-based compensation	–	–	1,085,164	–	–	1,085,164

Balance, December 31, 2009	31,283,778	$56,254,385	$4,964,941	$(59,516,329)	$400,000	$2,102,997

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(ii)	Accounting for tax uncertainties:

For US GAAP purposes, the Corporation adopted Financial Accounting Standards Board Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("FIN 48"), which was primarily codified in Topic 740, Income Taxes, in the ASC, on January 1, 2007. As of December 31, 2007, 2008 and 2009, the total amount of unrecognized tax benefits was nil.

The Corporation files income tax returns with the federal and provincial tax authorities within Canada. The Corporation's subsidiaries file income tax returns in the United States. In general, the Corporation is subject to examination by taxing authorities for years after 2001.

(iii)	Share issue costs:

For US GAAP purposes, the Corporation presents share issue costs as a reduction of common stock, but for Canadian GAAP purposes, these costs are presented as an increase to deficit.

(iv)	Recently issued accounting pronouncements: Noncontrolling interests in consolidated financial statements

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51, which was primarily codified into Topic 810, Consolidations, in the ASC. This guidance specifies that noncontrolling interests are to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. This guidance is effective for fiscal years beginning on or after December 15, 2008. As such, the new accounting guidance became effective for the Corporation on January 1, 2009. This new guidance was applied prospectively with the exception of the presentation and disclosure requirements, which were applied retrospectively. As a result of adopting this new guidance, a noncontrolling interest of $400,000 previously reported outside of shareholders’ equity, included in preferred shares of a subsidiary for Canadian GAAP purposes, is now presented as a separate component of equity for US GAAP purposes retrospectively (see note 14 (a)).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(iv)	Recently issued accounting pronouncements (continued): Subsequent events

In May 2009, the FASB issued SFAS 165, Subsequent Events, which was primarily codified into Topic 855, Subsequent Events, in the ASC. The guidance establishes principles and requirements for subsequent events. Specifically, it sets forth guidance pertaining to the period after the balance sheet date during which management should consider events or transactions for potential recognition or disclosure, circumstances under which an event or transaction would be recognized after the balance sheet date and the required disclosures that should be made about events or transactions that occurred after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and as such, became effective for the Corporation on June 30, 2009.

FASB accounting standards codification and hierarchy of generally accepted accounting principles

In June 2009, the FASB issued guidance SFAS 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which was primarily codified into Topic 105, Generally Accepted Accounting Principles ("FASB ASC Topic 105"), in the ASC, as the single source of authoritative non-governmental US GAAP. This guidance does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded, and all other accounting literature not included in the FASB Accounting Standards Codification (‘‘Codification’’) will be considered non-authoritative. These provisions of FASB ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009, and, accordingly, are effective for the Corporation for the current fiscal reporting period. The adoption of this pronouncement did not have an impact on the Corporation’s financial condition or results of operations, but will impact the Corporation’s financial reporting process by eliminating references to pre-codification standards. On the effective date of this guidance, the Codification superseded all then-existing non-Securities and Exchange Commission (“non-SEC”) accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007
(in US dollars)

15.	Segment disclosures:

The Corporation operates in one reporting segment - the research and development of products for the aging population. Geographic segment information is as follows:

	Canada	United States	Europe and other

Revenues:
2009	$11,386	$328,564	$76,030
2008	9,637	347,764	71,008
2007	34,410	349,337	50,186

Property and equipment, and intellectual property:
2009	7,470	8,682	–
2008	229,624	12,756	–

Revenues are attributed to geographic locations based on location of customers.

Major customers:

One customer accounted for greater than 10% of revenues, as follows:

	2009	2008	2007
Customer A	32%	41%	40%

16.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

17.	Subsequent events:

(a)	On January 22, 2010, the Corporation issued 117,925 common shares for aggregate proceeds of $500,000 under the Common Stock Private Purchase Agreement referred to in note 7 (a).

(b)	On March 1, 2010, the Corporation issued 298,913 common shares for aggregate proceeds of $1,100,000 under the Common Stock Private Purchase Agreement referred to in note 7 (a).

EXHIBIT 99.1

COMMON STOCK PRIVATE PURCHASE AGREEMENT

This COMMON STOCK PRIVATE PURCHASE AGREEMENT (this “Agreement’) is dated as of November 2, 2009 by and between Nymox Pharmaceutical Corporation, a Canadian corporation (the “Company”), and Lorros-Greyse Investments, Ltd. (the “Purchaser”).

The parties hereto agree as follows:

ARTICLE I

Definitions

Section 1.1            Certain Definitions.

a)     “Average Price” shall be the average of the Closing Prices of the Company’s Common Stock for each Trading Day in the Draw Down Period.

b)     “Closing Price” shall mean the price for the last reported trade as recorded by the Principal Market for the Trading Day.

c)     “Current SEC Documents” shall mean the Company's Annual Report, as amended, for the year ended December 31, 2008, including the accompanying financial statements, and the Company's latest Quarterly Report, as filed with the U.S. Securities and Exchange Commission (the “SEC”) and as available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”).

d)      “Draw Down” shall have the meaning assigned to such term in Section 6.1(a) hereof.

e)     “Draw Down Closing Date” shall have the meaning assigned to such term in Section 6.1(b) hereof.

f)      “Draw Down Pricing Period” shall have the meaning assigned to such term in Section 6.1(a) hereof.

g)     “Material Adverse Effect” shall mean any adverse effect on the business, operations, properties or financial condition of the Company that materially impairs the ability of the Company and its subsidiaries and affiliates, taken as a whole, to perform any of its material obligations under this Agreement or to carry on its obligations, and shall include the loss for any reason to the Company of the services of Dr. Paul Averback.

h)     “Principal Market” shall mean initially the Nasdaq SmallCap Market, and shall include the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange if the Company is listed and trades on such market or exchange.

i)      “SEC Documents” shall mean all reports, schedules, forms, statements and other documents or material that are available on the SEC’s EDGAR system and that were filed by the Company with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including material filed pursuant to Section 13(a) or 15(d) of the Exchange Act and filings incorporated by reference.

j)       “Shares” shall mean, collectively, the shares of Common Stock of the Company being subscribed for hereunder, or, in the appropriate context, the shares of Common Stock of the Company issued with respect to a Draw Down.

k)     “Trading Day” shall mean any day on which the Principal Market is open for business.

ARTICLE II

Purchase and Sale of Common Stock

Section 2.1            Purchase and Sale of Stock.  Subject to the terms and conditions of this Agreement, the Company shall issue and sell to the Purchaser and the Purchaser shall purchase from the Company up to Fifteen Million Dollars ($15,000,000) of the Company’s Common Stock, no par value per share (the “Common Stock”), based on Draw Downs requested under this Agreement. This Agreement replaces the earlier Common Stock Private Purchase Agreement between the Purchaser and the Company dated November 10, 2008.

Section 2.2            The Shares.  The Company has authorized and has reserved and covenants to continue to reserve, free of preemptive rights and other similar contractual rights of stockholders, a sufficient number of its authorized but unissued shares of its Common Stock to cover the Shares to be issued in connection with all Draw Downs requested under this Agreement.  At no time will the Company request a Draw Down which would result in the issuance of a number of shares of Common Stock pursuant to this Agreement which exceeds 19.9% of the number of shares of Common Stock issued and outstanding on the Closing Date without obtaining stockholder approval of such excess issuance.

Section 2.3            Purchase Price and Closing.  The Company agrees to issue and sell to the Purchaser and the Purchaser agrees to purchase that number of the Shares to be issued in connection with each Draw Down. Each party shall deliver all documents, instruments and writings required to be delivered by such party pursuant to this Agreement.

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ARTICLE III

Representations and Warranties

Section 3.1            Representation and Warranties of the Company.  The Company hereby makes the following representations and warranties to the Purchaser:

(a)           Organization, Good Standing and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the federal laws of Canada and has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted.  The Company does not have any subsidiaries except as set forth in the Current SEC Documents.  The Company and each such subsidiary is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary except for any jurisdiction in which the failure to be so qualified will not have a Material Adverse Effect on the Company’s financial condition.

(b)           Authorization, Enforcement.  The Company has the requisite corporate power and authority to enter into and perform this Agreement and to issue and sell the Shares in accordance with the terms hereof.  The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors or stockholders is required.  This Agreement has been duly executed and delivered, and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.

(c)           Capitalization.  The Company currently has issued and outstanding 31,115,714 shares of its Common Stock, all of which have been duly and validly authorized and are fully-paid and non-assessable.  Except as set forth in this Agreement and as set forth in the Current SEC Documents, no shares of Common Stock are entitled to preemptive rights or registration rights and there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company.  Furthermore, except as set forth in the SEC Documents, there are no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of the capital stock of the Company or options, securities or rights convertible into shares of capital stock of the Company.  The Company is not a party to, and it has no knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of the Company.  Except as set forth in the Current SEC Documents, the offer and sale of all capital stock, convertible securities, rights, warrants, or options of the Company issued prior to the Closing complied with all applicable United States Federal and state and Canadian and provincial securities laws, and no stockholder has a right of rescission or damages with respect thereto which would have a Material Adverse Effect on the Company’s financial condition or operating results.  The Company has made available to the Purchaser on request true and correct copies of the Company’s Articles of Incorporation as in effect on the date hereof (the “Articles”), and the Company’s Bylaws as in effect on the date hereof (the “Bylaws”).  The Principal Market for the Common Stock in the United States is the Nasdaq Capital Market, and the Company has not received any notice from such market questioning or threatening the continued inclusion of the Common Stock on such market.

(d)           Issuance of Shares.  The Shares to be issued under this Agreement have been duly authorized by all necessary corporate action and, when paid for or issued in accordance with the terms hereof, the Shares shall be validly issued and outstanding, fully paid and non-assessable, and the Purchaser shall be entitled to all rights accorded to a holder of Common Stock.

(e)           No Conflicts.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated herein do not and will not (i) violate any provision of the Company's Articles or Bylaws, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company is a party, (iii) create or impose a lien, charge or encumbrance on any property of the Company under any agreement or any commitment to which the Company is a party or by which the Company is bound or by which any of its respective properties or assets are bound, or (iv) result in a violation of any United States Federal, state, local or Canadian, provincial, or other foreign statute, rule, regulation, order, judgment or decree (including any United States Federal and state or Canadian or provincial securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries are bound or affected, except, in all cases, for such conflicts, defaults, termination, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect. The business of the Company and its subsidiaries is not being conducted in violation of any laws, ordinances or regulations of any governmental entity, except for possible violations which singularly or in the aggregate do not and will not have a Material Adverse Effect. The Company is not required under any United States Federal, state or local or Canadian or provincial law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, or issue and sell the Shares in accordance with the terms hereof (other than any prior notification required to the Nasdaq Stock Market of the listing of additional shares and approval of the Autorité des Marchés Financiers (AMF) for a distribution of shares outside of Quebec and any filings subsequent to the Agreement Closing which may be required to be made by the Company with the SEC, the AMF, the Nasdaq Stock Market or state or provincial securities administrators and any registration statement, if any, which may be filed pursuant hereto); provided that, for purpose of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of the Purchaser herein.

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(f)            SEC Documents, Financial Statements.  The Common Stock of the Company is registered pursuant to Section 12(g) of the Exchange Act, and, except as disclosed in the SEC Documents, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Exchange Act, including material filed pursuant to Section 13(a) or 15(d) of the Exchange Act.  The Company has electronically filed true and complete copies of SEC Documents with the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) since August 8, 1996 and the Purchaser acknowledges having access to the EDGAR system and the SEC Documents. The Company has not provided to the Purchaser any information which, according to applicable law, rule or regulation, should have been disclosed publicly by the Company but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement.  As of their filing dates, the Current SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such documents, and, as of their filing dates, the Current SEC Documents did not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC or other applicable rules and regulations with respect thereto.  Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the financial position of the Company and its subsidiaries as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(g)           Subsidiaries.  The Current SEC Documents hereto set forth each subsidiary of the Company, showing the jurisdiction of its incorporation or organization and showing the Company’s ownership of the outstanding stock or other interests of such subsidiary. All of the outstanding shares of capital stock of each subsidiary have been duly authorized and validly issued, and are fully paid and non-assessable. Neither the Company nor any subsidiary is a party to, nor has any knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of any subsidiary.

(h)           No Material Adverse Effect.  Since June 30, 2009, the date through which the most recent quarterly of the Company has been prepared and filed with the SEC, neither the Company nor its subsidiaries has experienced or suffered any Material Adverse Effect or incurred any liabilities, obligations, debts, claims or losses which, individually or in the aggregate, has had a Material Adverse Effect on the Company or its subsidiaries.

(i)            No Undisclosed Events or Circumstances.  No event or circumstance has occurred or exists with respect to the Company or its subsidiaries or their respective businesses, properties, prospects, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

(j)            Title to Assets.  Each of the Company and the subsidiaries has good and marketable title to all of its real and personal property reflected in the SEC Documents, free of any mortgages, pledges, charges, liens, security interests or other encumbrances, except for those indicated in the Current SEC Documents or such that do not cause a Material Adverse Effect on the Company’s financial condition or operating results.  All said leases of the Company and each of its subsidiaries are valid and subsisting and in full force and effect.

(k)           Actions Pending.  There is no action, suit, claim, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company or any subsidiary which questions the validity of this Agreement or the transactions contemplated hereby or any action taken or to be taken pursuant hereto or thereto.  Except as set forth in the Current SEC Documents or such that do not cause a Material Adverse Effect, there are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against the Company or any subsidiary nor any actions, suits, claims, investigations or proceedings pending or, to the knowledge of the Company, threatened, against or involving the Company, any subsidiary or any of their respective properties or assets.

(l)            Compliance with Law.  The business of the Company and its subsidiaries has been and is presently being conducted in accordance with all applicable United States Federal, state and local and Canadian and provincial governmental laws, rules, regulations and ordinances, except as set forth in the Current SEC Documents or such that do not cause a Material Adverse Effect.  The Company and each of its subsidiaries have all franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of their respective businesses as now being conducted by them unless the failure to possess such franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(m)          Taxes.  Except as set forth in the Current SEC Documents, the Company and each of the subsidiaries has accurately prepared and filed all United States Federal and state and Canadian and provincial and other tax returns required by law to be filed by it, has paid or made provisions for the payment of all taxes shown to be due and all additional assessments, and adequate provision have been and are reflected in the financial statements of the Company and the subsidiaries for all current taxes and other charges to which the Company or any subsidiary is subject and which are not currently due and payable. The Company has no knowledge of any additional assessments, adjustments or contingent tax liability (whether federal, state or provincial) pending or threatened against the Company or any subsidiary for any period, nor of any basis for any such assessment, adjustment or contingency.

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(n)           Operation of Business.  The Company and each of the subsidiaries owns or possesses all patents, trademarks, service marks, trade names, copyrights, licenses and authorizations as set forth in the Current SEC Documents, and all rights with respect to the foregoing, which are necessary for the conduct of its business as now conducted without any conflict with the rights of others.

(o)           Regulatory Compliance.  Except as disclosed in the Current SEC Documents or such that do not cause a Material Adverse Effect, the Company and each of its subsidiaries have obtained all material approvals, authorization, certificates, consents, licenses, orders and permits or other similar authorizations of all governmental authorities, or from any other person, that are required under any Food and Drug or Environmental Laws. “Environmental Laws” shall mean all applicable laws and regulations in the United States or Canada relating to the protection of the environment including, without limitation, all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal transport or handling or hazardous substances, chemical substances, pollutants, contaminants or toxic substances, material or wastes, whether solid, liquid or gaseous in nature.  “Food and Drug Laws” shall mean all applicable laws and regulations in the United States and Canada relating to the development, testing, manufacturing and distribution of pharmaceutical products.  Except as set forth in the Current SEC Documents or such that do not cause a Material Adverse Effect, the Company has all necessary governmental approvals required under all Food and Drug and Environmental Laws and used in its business or in the business of any of its subsidiaries.

(p)           Books and Records.  The records and documents of the Company and its subsidiaries accurately reflect in all material respects the information relating to the business of the Company and the subsidiaries, the location and collection of their assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company or any subsidiary.

(q)           Securities Laws Compliance.  The Company has complied and will comply with all applicable United States Federal and state and Canadian and provincial securities laws in connection with the offer, issuance and sale of the Shares hereunder.  Neither the Company nor anyone acting on its behalf, directly or indirectly, has or will sell, offer to sell or solicit offers to buy the Shares or similar securities to, or solicit offers with respect thereto from, or enter into any preliminary conversations or negotiations relating thereto with, any person (other than the Purchaser), so as to bring the issuance and sale of the Shares under the registration provisions of the Securities Act and applicable state securities laws.  Neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) or directed selling efforts (within the meaning of Regulation S under the Securities Act) in connection with the offer or sale of the Shares.  The Company is a “foreign issuer” within the meaning of Regulation S and Rule 405 under the Securities Act.

(r)            Governmental Approvals.  Except as set forth in the Current SEC Documents, and except for the filing of any notice or the obtaining of any necessary approvals or exemptions prior or subsequent to the Closing that may be required under applicable United States Federal or state and Canadian or provincial securities laws (which if required, shall be filed on a timely basis), no authorization, consent, approval, license, exemption of, filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is or will be necessary for, or in connection with, the execution or delivery of the Shares, or for the performance by the Company of its obligations under this Agreement.

(s)           Employees.  Neither the Company nor any subsidiary has any collective bargaining arrangements or agreements covering any of its employees, except as set forth in the Current SEC Documents.  Except as set forth in the Current SEC Documents or such that do not cause a Material Adverse Effect, neither the Company nor any subsidiary is in breach of any employment contract, agreement regarding proprietary information, noncompetition agreement, nonsolicitation agreement, confidentiality agreement, or any other similar contract or restrictive covenant, relating to the right of any officer, employee or consultant to be employed or engaged by the Company or such subsidiary. Since the date of the latest Current SEC Document, no officer, consultant or key employee of the Company or any subsidiary whose termination, either individually or in the aggregate, could have a Material Adverse Effect, has terminated or, to the knowledge of the Company, has any present intention of terminating his or her employment or engagement with the Company or any subsidiary.

(t)            Use of Proceeds.  The proceeds from the sale of the Shares will be used by the Company and its subsidiaries for general corporate purposes.

(u)           Acknowledgment Regarding Purchaser’s Purchase of Shares.  Company acknowledges and agrees that Purchaser is acting solely in the capacity of arm's length purchaser with respect to this Agreement and the transactions contemplated hereunder and that the Company's decision to enter into this Agreement has been based solely on the independent evaluation by the Company and its own representatives and counsel.

Section 3.2            Representations and Warranties of the Purchaser.  The Purchaser hereby makes the following representations, acknowledgements and warranties to the Company:

(a)           Organization and Standing of the Purchaser.  The Purchaser is a company duly incorporated, validly existing and in good standing under the laws of the Republic of Panama and maintains its principal place of business in Panama. The Purchaser does not maintain a place of business in the United States or Canada, is not a resident of the United States or Canada and is not beneficially owned by any U.S. person within the meaning of Regulation S promulgated under the Securities Act.

(b)           Authorization and Power.  The Purchaser has the requisite power and authority to enter into and perform this Agreement and to purchase the Shares being sold to it hereunder.  The execution, delivery and performance of this Agreement by Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action.

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(c)           No Conflicts.  The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby or relating hereto do not and will not (i) result in a violation of such Purchaser's charter documents or bylaws or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, indenture or instrument to which the Purchaser is a party, or result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to the Purchaser or its properties (except for such conflicts, defaults and violations as would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser).

(d)           Financial Risks.  The Purchaser acknowledges that it is able to bear the financial risks associated with an investment in the Shares and that it has been given full access to such records of the Company and the subsidiaries and to the officers of the Company and the subsidiaries as it has deemed necessary or appropriate to conduct its due diligence investigation.  The Purchaser is capable of evaluating the risks and merits of an investment in the Shares by virtue of its experience as an investor and its knowledge, experience, and sophistication in financial and business matters and the Purchaser is capable of bearing the entire loss of its investment in the Shares.

(e)           Accredited Investor.  The Purchaser by itself or together with its adviser(s), is an "accredited investor", as such term is defined in Regulation D promulgated by the SEC under the Securities Act,  is an “accredited investor” within the meaning of National Instrument 45-106 , is experienced in investments and business matters, has made investments of a speculative nature and, with its representatives, has such knowledge and experience in financial, tax and other business matters as to enable the Purchaser to utilize the information made available by the Company to evaluate the merits and risks of and to make an informed investment decision with respect to the proposed purchase, which represents a speculative investment.

(f)            Reliance upon Regulation S  The Purchaser acknowledges that it is purchasing the Shares pursuant to an exemption from registration under the United States securities laws in reliance upon Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”).  Accordingly, the Purchaser will not offer or sell any of the Shares to or for the benefit or account of a person resident in the United States or entity existing or incorporated under the laws of the United States or otherwise defined as a “U.S. person” under Regulation S for a period of at least forty (40) days from the date on which the Shares are purchased, unless such Shares are registered under the Securities Act or exempt from registration;

(g)           Access to Publicly Available Documents  The Purchaser acknowledges that it or its advisors has access to all publicly-available documents or reports of the Company, including the SEC Documents and the Company’s press releases, and that it or its advisors has reviewed and understands such documents or reports. The Purchaser acknowledges that the Company has not provided to the Purchaser any information which, according to applicable law, rule or regulation, should have been disclosed publicly by the Company but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement.

(h)           Purchase for Investment.  The Purchaser is purchasing the Shares solely for investment, for its own account, and not with a present intent to resell or otherwise to distribute any of the Shares.  The Purchaser further represents that the Purchaser has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for or which is likely to compel a disposition in any manner of any of the Shares, that the Purchaser is not aware of any circumstances presently in existence which are likely to promote in the future any disposition by the Purchaser of the Shares and that the Purchaser does not presently contemplate any sale of any of the Shares upon the occurrence or nonoccurrence of any predetermined or undetermined event or circumstance.

(i)            Not A U.S. Person.  The Purchaser is not a “U.S. person” or “a person in the United States” within the meaning of Regulation S promulgated under the Securities Act.

(j)            No Prior Short Selling. The Purchaser represents and warrants to the Company that at no time prior to the date of this Agreement has any of the Purchaser, its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any (i) "short sale" (as such term is defined in Rule 3b-3 of the Exchange Act) of the Common Stock or (ii) hedging transaction, which establishes a net short position with respect to the Common Stock.

(k)           General.  The Purchaser understands that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the suitability of the Purchaser to acquire the Shares. The Purchaser represents that any information which the Purchaser is furnishing to the Company in this Agreement, including, without limitation, the information provided on the signature page hereof, is correct and complete, and if such information or responses should cease to be correct at any time following the date hereof, the Purchaser will immediately furnish fully revised or corrected information to the Company.

(l)            Survival.  The foregoing representations, warranties and agreements of the Purchaser shall survive this Agreement.

ARTICLE IV

Covenants

Section 4.1            The Company’s Covenants.  The Company covenants with the Purchaser as follows:

(a)           Securities Compliance.  The Company shall notify The Nasdaq Stock Market, Inc., in accordance with their rules and regulations, of the transactions contemplated by this Agreement, and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Shares to the Purchaser or subsequent holders.

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(b)           Registration and Listing.  The Company will cause its Common Stock to continue to be registered under Sections 12(b) or 12(g) of the Exchange Act, will comply in all respects with its reporting and filing obligations under the Exchange Act, and will not take any action or file any document (whether or not permitted by the Securities Act or the rules promulgated thereunder) to terminate or suspend its reporting and filing obligations under the Exchange Act or Securities Act, except as permitted herein. The Company will take all action necessary to continue the listing or trading of its Common Stock on the Nasdaq SmallCap Market or another Principal Market and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the NASD and The Nasdaq Stock Market.

(c)           Compliance with Laws.  The Company shall comply, and cause each subsidiary to comply, with all applicable laws, rules, regulations and orders, noncompliance with which could have a Material Adverse Effect.

(d)           Keeping of Records and Books of Account.  The Company shall keep and cause each subsidiary to keep adequate records and books of account, in which complete entries will be made in accordance with Canadian GAAP consistently applied, reflecting all financial transactions of the Company and its subsidiaries, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made.

(e)           Amendments.  The Company shall not amend or waive any provision the Articles of Incorporation, Bylaws of the Company in any way that would adversely affect the voting rights of the holders of the Shares.

(f)            Other Agreements.  The Company shall not enter into any agreement the terms of which such agreement would restrict or impair the right to perform of the Company or any subsidiary under this Agreement or the Articles of Incorporation of the Company.

(g)           Notice of Certain Events Affecting the Purchase or Sale.  The Company will immediately notify the Purchaser upon the occurrence of any of the following events in respect of the issuance, purchase, sale, trading or distribution of the Shares pursuant to this Agreement: (i) receipt of any notification by the SEC, any state or provincial securities commission or any other regulatory authority with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (ii) issuance by the SEC, any state or provincial securities commission or any other regulatory authority of any stop order or of any order preventing or suspending any issuance, sale, purchase, trading or distribution of the Shares under this Agreement, or of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, or the initiation or threatening of any proceeding for any such purpose.

(h)           Consolidation; Merger.  The Company shall not, at any time after the date hereof, effect any merger or consolidation of the Company with or into, or a transfer of all or substantially all of the assets of the Company to, another entity (a “Consolidation Event”) unless the resulting successor or acquiring entity (if not the Company) assumes by written instrument or by operation of law the obligation to deliver to the Purchaser such shares of stock and/or securities as the Purchaser is entitled to receive pursuant to this Agreement.

(i)            Compliance with Regulation S.  The sale of the Shares shall be made in accordance with the provisions and requirements of Regulation S and any applicable federal, state or provincial securities law.  The Company shall make any necessary SEC or other regulatory filings required to be made by the Company in connection with the sale of the Shares to the Purchaser as required by all applicable federal, state and provincial laws, and shall provide a copy thereof to the Purchaser upon request.

Section 4.2            The Purchaser’s Covenants

(a)           Limitation on Short Sales and Hedging Transactions. The Purchaser agrees that beginning on the date of this Agreement and ending on the date of termination or expiration of this Agreement, the Purchaser and its agents, representatives and affiliates shall not in any manner whatsoever enter into or effect, directly or indirectly, any (i) "short sale" (as such term is defined in Rule 3b-3 of the Exchange Act) of the Common Stock or (ii) hedging transaction, which establishes a net short position with respect to the Common Stock.

(b)           Compliance with Regulation S.  The purchase of the Shares shall be made in accordance with the provisions and requirements of Regulation S and any applicable federal, state or provincial securities law. The Purchaser’s trading and distribution activities with respect to shares of the Company’s Common Stock shall be in compliance with all applicable federal, state and provincial securities laws, rules and regulations and rules and regulations of the Principal Market on which the Company’s Common Stock is listed including, without limitation, Regulation S.

(c)           Notice of Certain Events Affecting The Purchase or Sale.  The Purchaser will immediately notify the Purchaser upon the occurrence of any of the following events in respect of the issuance, purchase, sale, trading or distribution of the Shares pursuant to this Agreement: (i) receipt of any notification by the SEC, any state or provincial securities commission or any other regulatory authority with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (ii) issuance by the SEC, any state or provincial securities commission or any other regulatory authority of any stop order or of any order preventing or suspending any issuance, sale, purchase, trading or distribution of the Shares under this Agreement, or of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, or the initiation or threatening of any proceeding for any such purpose.

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(d)           Material Changes in Purchaser’s Status  The Purchaser will immediately notify the Company of any changes in circumstance that may reasonably affect the availability of the exemption from registration under the Securities Act and the rules and regulations promulgated thereunder, including, without limitation, any changes that may affect the Purchaser’s status as an "accredited investor", as such term is defined in Regulation D or as a person or entity that is not a U.S. person or a person in the United States for the purposes of Regulation S.

ARTICLE V

Conditions to Closing and Draw Downs

Section 5.1            Conditions Precedent to the Obligation of the Company to Sell the Shares.  The obligation hereunder of the Company to issue and sell the Shares to the Purchaser is subject to the satisfaction or waiver, at or before the Agreement Closing or at or before each Draw Down Closing, of each of the conditions set forth below.  These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

(a)           Accuracy of the Purchaser's Representations and Warranties.  The representations and warranties of the Purchaser shall be true and correct in all material respects as of the date when made and as of the Closing and as of each Draw Down Closing Date as though made at that time, except for representations and warranties that speak as of a particular date.

(b)           Performance by the Purchaser.  The Purchaser shall have performed, satisfied and complied in all material respects with all material covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Closing and as of each Draw Down Closing Date.

(c)           No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

Section 5.2            Conditions Precedent to the Obligation of the Purchaser to Close.  The obligation hereunder of the Purchaser to enter this Agreement is subject to the satisfaction or waiver, at or before the Agreement Closing and at or before each Draw Down Closing, of each of the conditions set forth below.  These conditions are for the Purchaser's sole benefit and may be waived by the Purchaser at any time in its sole discretion.

(a)           Accuracy of the Company's Representations and Warranties.  Each of the representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of the Closing as though made at that time (except for representations and warranties that speak as of a particular date).

(b)           Performance by the Company.  The Company shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing.

(c)           No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(d)           No Proceedings or Litigation.  No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Purchaser or the Company or any subsidiary, or any of the officers, directors or affiliates of the Company or any subsidiary seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

(e)           No Suspension.  Trading in the Company's Common Stock shall not have been suspended by the SEC or The Nasdaq Stock Market, Inc. (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to each Draw Down request), and, at any time prior to such request, trading in securities generally as reported by Nasdaq shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by Nasdaq.

(d)           Material Adverse Effect.  No Material Adverse Effect and no Consolidation Event shall have occurred.

ARTICLE VI

Draw Down Terms

Section 6.1            Draw Down Terms.  Subject to the satisfaction of the conditions set forth in this Agreement, the parties agree as follows:

a)     The Company may, in its sole discretion, issue and exercise a draw down (a “Draw Down”), which Draw Down the Purchaser will be obligated to accept.  The Company shall issue the Draw Down by giving the Purchaser a Draw Down Notice specifying the total Draw Down amount and the date of the Draw Down Notice. The Draw Down Pricing Period shall be the five (5) Trading Days specified in the Draw Down Notice immediately preceding the date of the Draw Down Notice.

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b)     Only one Draw Down shall be allowed for each Draw Down Pricing Period. The price per share paid by the Purchaser shall be based on the Average Daily Price on each separate Trading Day during the Draw Down Pricing Period. The number of shares of Common Stock purchased by the Purchaser with respect to each Draw Down shall be determined on the Draw Down Closing Date, which shall be the next Trading Day following the Draw Down date.

c)     The Company shall have the right to issue and exercise a Draw Down of up to $500,000 of the Company’s Common Stock per Draw Down, subject to the limitations set forth immediately below.  The minimum Draw Down shall be $100,000 unless otherwise agreed by Purchaser.

d)     The number of Shares of Common Stock to be issued in connection with each Draw Down shall be equal to the Draw Down amount divided by 97% of the Average Price of the Common Stock for the Draw Down Pricing Period.

e)     The Company must provide the Purchaser via facsimile transmission the Draw Down Notice. At no time shall the Purchaser be required to purchase more than the Draw Down amount specified for a given Draw Down Pricing Period.

f)       On or before three Trading Days after each Draw Down Closing Date, the Purchaser shall pay the specified Draw Down amount to the Company. Upon receipt of the Draw Down payment, the Company shall deliver the Shares to the Purchaser in accordance with any instructions from the Purchaser.

ARTICLE VII

Legends; Transfer Agent Instructions

Section 7.1            Legends.  Unless otherwise provided below, each certificate representing Shares will bear the following legend or equivalent (the “Legend”):

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S.  SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY REGULATION S AND SUCH OTHER SECURITIES LAWS.  NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A TRANSACTION THAT IS EXEMPT FROM SUCH REGISTRATION.

Section 7.2            No Legend Required The legend requirements in Section 7.1 above do not apply where, pursuant to instructions from the Purchaser, the Shares are not delivered to the Purchaser until after the expiration of all applicable holding periods restricting resale of the Shares as determined from the date of the settlement of the Draw Down.

Section 7.3            Transfer Agent Instructions.  Upon the settlement of a Draw Down, the Company shall issue to the transfer agent for its Common Stock (and to any substitute or replacement transfer agent for its Common Stock upon the Company’s appointment of any such substitute or replacement transfer agent) instructions substantially in the form of Exhibit E hereto.  Such instructions shall be irrevocable by the Company from and after the date hereof or from and after the issuance thereof to any such substitute or replacement transfer agent, as the case may be.

Section 7.4            No Other Legend or Stock Transfer Restrictions.  No legend other than the one specified in Section 7.1 shall be placed on the share certificates representing the Shares and no instructions or “stop transfer orders,” “stock transfer restrictions,” or other restrictions shall be given to the Company’s transfer agent with respect thereto other than as expressly set forth in this Article  VII, and the prohibition of transfers of the Shares except in compliance with the requirements of Regulation S, which the Investor hereby acknowledges.

Section 7.5            Investor’s Compliance.  Nothing in this Article shall affect in any way the Investor’s obligations to comply with all applicable securities laws upon resale of the Common Stock.

ARTICLE VIII

Termination

Section 8.1            Termination by Mutual Consent.  The term of this Agreement shall be twenty-four (24) months from the date of execution of this Agreement.  This Agreement may be terminated at any time by mutual written consent of the parties.

Section 8.2            Other Termination.

(a)           The Purchaser may terminate this Agreement upon ten (10) Trading Days’ notice if (i) an event resulting in a Material Adverse Effect has occurred, (ii) the Common Stock is de-listed from the Nasdaq SmallCap Market unless such de-listing is in connection with the listing of the Common Stock on the Nasdaq National Market, the New York or American Stock Exchanges, (iii) the Company files for protection from creditors under any applicable law, or (iv) the Company fails to deliver the Shares to the Purchaser in accordance with the instructions from the Purchaser.

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(b)           The Company may terminate this Agreement upon ten (10) Trading Days’ notice if (i) the Company has completed Draw Downs of at least Eight Million Dollars ($8,000,000) or (ii) the Purchaser shall fail to fund a properly noticed Draw Down within ten (10) Trading Days of the date payment for such Draw Down is due.

Section 8.3            Effect of Termination.  In the event of termination by the Company or the Purchaser, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated without further action by either party.  If this Agreement is terminated as provided in Section 8.1 or 8.2 herein, this Agreement shall become void and of no further force and effect, except for Articles IX and XI herein.  Nothing in this Section 8.3 shall be deemed to release the Company or the Purchaser from any liability for any breach under this Agreement, or to impair the rights to the Company and the Purchaser to compel specific performance by the other party of its obligations under this Agreement.

ARTICLE IX

Indemnification

Section 9.1            General Indemnity.  The Company agrees to indemnify and hold harmless the Purchaser (and its directors, officers, affiliates, agents, successors and assigns) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorney's fees, charges and disbursements) incurred by the Purchaser as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein.  The Purchaser agrees to indemnify and hold harmless the Company and its directors, officers, affiliates, agents, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys fees, charges and disbursements) incurred by the Company as result of any inaccuracy in or breach of the representations, warranties or covenants made by the Purchaser herein.

Section 9.2            Indemnification Procedure.  Any party entitled to indemnification under this Article IX (an "indemnified party") will give written notice to the indemnifying party of any matters giving rise to a claim for indemnification; provided, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article IX except to the extent that the indemnifying party is actually prejudiced by such failure to give notice.  In case any action, proceeding or claim is brought against an indemnified party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of counsel to the indemnified party a conflict of interest between it and the indemnifying party may exist with respect of such action, proceeding or claim, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party.  In the event that the indemnifying party advises an indemnified party that it will contest such a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the indemnified party may, at its option, defend, settle or otherwise compromise or pay such action or claim.  In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the indemnified party's costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder.  The indemnified party shall cooperate fully with the indemnifying party in connection with any settlement negotiations or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the indemnified party which relates to such action or claim.  The indemnifying party shall keep the indemnified party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  If the indemnifying party elects to defend any such action or claim, then the indemnified party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense.  The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent.  Notwithstanding anything in this Article IX to the contrary, the indemnifying party shall not, without the indemnified party’s prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the indemnified party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the indemnified party of a release from all liability in respect of such claim.  The indemnification required by this Article IX shall be made by periodic payments of the amount thereof during the course of investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred, so long as the indemnified party irrevocably agrees to refund such moneys if it is ultimately determined by a court of competent jurisdiction that such party was not entitled to indemnification.  The indemnity agreements contained herein shall be in addition to (a) any cause of action or similar rights of the indemnified party against the indemnifying party or others, and (b) any liabilities the indemnifying party may be subject to.

ARTICLE X

Assignment

Section 10.1         Assignment.  Neither this Agreement nor any rights of the Purchaser or the Company hereunder may be assigned by either party to any other person.

ARTICLE XI

Notices

Section 11.1         Notices.  All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) hand delivered, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice.  Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the first business day following the date of sending by reputable courier service, fully prepaid, addressed to such address, or (c) upon actual receipt of such mailing, if mailed.  The addresses for such communications shall be:

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If to the Company:                               Nymox Pharmaceutical Corporation

                                                                9900 Cavendish Blvd., Suite 306

                                                                St. Laurent, Quebec, Canada H4M 2V2

                                                                Telephone Number:  (800) 936-9669 - Fax:  (514) 332-9167

                                                                Attention: Dr. Paul Averback, President

if to the Investor:  As set forth on the signature pages hereto

Either party hereto may from time to time change its address or facsimile number for notices under this Section 11.1 by giving written notice of such changed address or facsimile number to the other party hereto as provided in this Section 11.1.

ARTICLE XII

Miscellaneous

Section 12.1         Fees and Expenses.  The Company shall pay all fees and expenses related to the transactions contemplated by this Agreement; provided, that the Company shall pay, at the Closing of the Agreement, all attorneys fees and expenses (exclusive of disbursements and out-of-pocket expenses) incurred by the Purchaser in connection with the preparation, negotiation, execution and delivery of this Agreement and the transactions contemplated hereunder.  In addition, the Company shall pay all reasonable fees and expenses incurred by the Purchaser in connection with any amendments, modifications or waivers of this Agreement or incurred in connection with the enforcement of this Agreement, including, without limitation, all reasonable attorneys’ fees and expenses.  The Company shall pay all stamp or other similar taxes and duties levied in connection with issuance of the Shares pursuant hereto.

Section 12.2         Specific Enforcement, Consent to Jurisdiction.

(a)           Injunctive Relief. The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

(b)           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of Canada applicable to contracts made in Quebec by persons domiciled in Montreal and without regard to its principles of conflicts of laws.

(c)           Jurisdiction  Each of the Company and the Purchaser (i) hereby irrevocably submits to the jurisdiction of the Quebec Superior Court and other courts of the Province of Quebec sitting in the District of Montreal for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper.  Each of the Company and the Purchaser consents to process being served in any such suit, action or proceeding by mailing a copy thereof by certified mail, return receipt requested, to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

Section 12.3         Entire Agreement; Amendment.  This Agreement contains the entire understanding of the parties with respect to the matters covered hereby and, except as specifically set forth herein, neither the Company nor the Purchaser makes any representations, warranty, covenant or undertaking with respect to such matters.  No provision of this Agreement may be waived or amended other than by a written instrument signed by the party against whom enforcement of any such amendment or waiver is sought.

Section 12.4         Waivers. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 12.5         Headings. The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.

Section 12.6         Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns.  The parties hereto may not amend this Agreement or any rights or obligations hereunder without the prior written consent of the Company and each Purchaser to be affected by the amendment.  After Closing, the assignment by a party to this Agreement of any rights hereunder shall not affect the obligations of such party under this Agreement.

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Section 12.7         No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

Section 12.8         Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.  Execution may be made by delivery by facsimile.

Section 12.9         Publicity. Prior to the Closing, neither the Company nor the Purchaser shall issue any press release or otherwise make any public statement or announcement with respect to this Agreement or the transactions contemplated hereby or the existence of this Agreement.  After the Closing, the Company may issue a press release or otherwise make a public statement or announcement with respect to this Agreement or the transactions contemplated hereby or the existence of this Agreement; provided, that prior to issuing any such press release, making any such public statement or announcement, the Company obtains the prior consent of the Purchaser, which consent shall not be unreasonably withheld or delayed.

Section 12.10       Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

Section 12.11       Further Assurances. From and after the date of this Agreement, upon the request of the Purchaser or the Company, each of the Company and the Purchaser shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

Section 12.12       Currencies.  Unless otherwise specified, all references herein to dollars means United States dollars.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorize officer as of the date first above written.

NYMOX PHARMACEUTICAL CORPORATION

By:          /s/ Paul Averback MD

                                                Name:  Dr. Paul Averback

                                                Title:      President

LORROS-GREYSE INVESTMENTS, LTD.

                                By:          /s/ Dr. Stephan Eschmann

                                                Name:    Dr. Stephan Eschmann

                                                Title:        President

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EXHIBIT E

TREASURY DIRECTIVE

To:          Computershare Investor Services

Re:         Issuance of  _____________________  common shares of

NYMOX PHARMACEUTICAL CORPORATION

__________________________________________________________________________________________

By resolution adopted by the Board of Directors of Nymox Pharmaceutical Corporation (the “Company”) dated ____________, you are hereby authorized to issue _______________ common shares (the “Shares”) in consideration for $_____________ (US) received on ________________from Lorros-Greyse Investments, Ltd. (the “Investor”) and in accordance with the Common Stock Private Purchase Agreement between the Investor and the Company. These shares are fully paid and non-assessable.

As transfer agent and registrar for the Company, we request that you issue a certificate for the shares in question as follows:

                                                                Lorros-Greyse Investments, Ltd.

                                                                __________________________

                                                                __________________________

We have received a legal opinion that in order to permit the Company to comply with the requirements of the United States Securities Act of 1933, before the certificate for the Shares is issued to the Investor, the following legend should be typed on the certificate:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S.  SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY REGULATION S AND SUCH OTHER SECURITIES LAWS.  NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A TRANSACTION THAT IS EXEMPT FROM SUCH REGISTRATION.

Please deliver the certificate to:

                                                                Nymox Pharmaceutical Corporation

                                                                9900 Cavendish Blvd., Suite 306

                                                                St. Laurent, QC  H4M 2V2

                                                                Attn: Roy Wolvin, C.F.O.

Signed this _____ day of _______________, 2009

NYMOX PHARMACEUTICAL CORPORATION

By:          _________________________________

                Roy Wolvin

                Secretary-Treasurer

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